                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

          Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                         American Stone Industries, Inc.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

              Delaware                                  13-3704099
--------------------------------------------------------------------------------
  (State or other jurisdiction of              (IRS Employer Identification No.)
  incorporation or organization)

          900 Keele Street          Toronto, Ontario   Canada       M6N 3E7
--------------------------------------------------------------------------------
(Address of principal executive offices)                 (Zip Code)

Issuer's telephone number      (416) 653-6111
                         -------------------------------------------------------

Securities to be registered under Section 12(b) of the Act:

               Title of each class         Name of each exchange on which
               to be so registered         each class is to be registered

                      N/A                            N/A
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Securities to be registered under Section 12(g) of the Act:

                            Common Shares ($.001 par value)
     ---------------------------------------------------------------------------
                                   (Title of Class)


     ---------------------------------------------------------------------------
                                   (Title of Class)

                                TABLE OF CONTENTS
                                -----------------

PART I...............................................................................................................Page 2

A.       THE COMPANY.................................................................................................Page 2
         -----------
B.       BUSINESS AND PROPERTIES.....................................................................................Page 3
         -----------------------
         1.       HISTORICAL OVERVIEW: AMERICAN STONE INDUSTRIES, INC................................................Page 3

         2.       ASI's BUSINESS.....................................................................................Page 3

                  A.       AMERICAN STONE CORPORATION................................................................Page 3

                           (1)      INCORPORATION....................................................................Page 3

                           (2)      BUSINESS.........................................................................Page 4

                           (3)      PROPERTY, PLANT  AND EQUIPMENT...................................................Page 4

                                    (i)     Property.................................................................Page 4

                                    (ii)    Plant ...................................................................Page 5

                                    (iii)   Equipment................................................................Page 5

                           (4)      INDUSTRY STRUCTURE...............................................................Page 5

                           (5)      INDUSTRY PRODUCTION..............................................................Page 7

                           (6)      MARKETING STRUCTURE..............................................................Page 9

                           (7)      MARKET SIZE......................................................................Page 9

                           (8)      SANDSTONE MARKET................................................................Page 10

                           (9)      WORKFORCE.......................................................................Page 11

                           (10)     COMPETITION.....................................................................Page 11

                           (11)     MARKETING BY ASC................................................................Page 12

                           (12)     BUSINESS STRATEGY...............................................................Page 12

                           (13)     SALES...........................................................................Page 12

                           (14)     INTELLECTUAL PROPERTY/PROPRIETARY RIGHTS........................................Page 13

                           (15)     REGULATION......................................................................Page 13

                           (16)     MATERIAL DEVELOPMENTs...........................................................Page 13

                  B.       TYRRELL STONE DESIGN.....................................................................Page 15

         3.       FACTORS AFFECTING PROFITABILITY...................................................................Page 15

         4.       CASH FLOW/LIQUIDITY...............................................................................Page 17

         5.       DESCRIPTION OF SECURITIES.........................................................................Page 18

         6.       PRIOR DIVIDENDS, DISTRIBUTIONS OR REDEMPTIONS.....................................................Page 18

         7.       OFFICERS AND KEY PERSONNEL OF THE COMPANY.........................................................Page 18

         8.       DIRECTORS OF THE COMPANY..........................................................................Page 21

         9.       OTHER INFORMATION REGARDING OFFICERS/DIRECTORS
                           AND KEY PERSONNEL........................................................................Page 23

         10.      BANKRUPTCY/RECEIVERSHIP...........................................................................Page 23

         11.      PRINCIPAL OWNERS..................................................................................Page 23

         12.      SHARES BENEFICIALLY OWNED BY OFFICERS/DIRECTORS...................................................Page 25

         13.      MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND
                           REMUNERATION.............................................................................Page 25

                  A.       LOANS....................................................................................Page 25

                  B.       RELATED PARTY TRANSACTIONS...............................................................Page 25

                  C.       STOCK OPTIONS............................................................................Page 26

                  D.       REMUNERATION.............................................................................Page 27

                  E.       PERSONNEL RELIANCE.......................................................................Page 27

         14.      LITIGATION........................................................................................Page 28

         15.      MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS..................................Page 28

                  A.       CAUSES FOR LOSSES FROM OPERATIONS........................................................Page 28

                  B.       TRENDS IN HISTORICAL OPERATING RESULTS...................................................Page 29

                  C.       GROSS MARGIN.............................................................................Page 32

                  D.       FOREIGN/GOVERNMENT SALES.................................................................Page 32

PART II  ...........................................................................................................Page 33

         Item 1.           MARKET PRICE OF AND DIVIDENDS ON
                                    REGISTRANT'S COMMON SHARES AND
                                    OTHER SHAREHOLDER MATTERS.......................................................Page 33

         Item 2.           LEGAL PROCEEDINGS........................................................................Page 34

         Item 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS............................................Page 34

         Item 4.           RECENT SALES OF UNREGISTERED SECURITIES..................................................Page 34

         Item 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS................................................Page 34

PART F/S ...........................................................................................................Page 35

         Item 1.           AUDITED FINANCIAL STATEMENTS FOR FISCAL YEAR
                                    ENDED DECEMBER 31, 1995.........................................................Page 36

         Item 2.           AUDITED FINANCIAL STATEMENTS FOR FISCAL YEAR
                                    ENDED DECEMBER 31, 1996.........................................................Page 46

PART III:  EXHIBITS.................................................................................................Page 62
           --------
SIGNATURES.........................................................................................................Page 216

                                     PART I
                                     ------

A.       THE COMPANY
         -----------

EXACT CORPORATE NAME:

                  American Stone Industries, Inc.

STATE AND DATE OF INCORPORATION:

                  Delaware; November 11, 1992

STREET ADDRESS OF PRINCIPAL OFFICE OF CORPORATION:

                  900 Keele Street
                  Toronto, Ontario Canada M6N 3E7

COMPANY TELEPHONE NUMBER:

                  (416) 653-6111

COMPANY FISCAL YEAR:

                  December 31

PERSON(S) TO CONTACT AT COMPANY WITH RESPECT TO FILING:

                  Glen Gasparini, President
                              or
                  Van P. Carter, Esq.
                  Walter & Haverfield, P.L.L.
                  50 Public Square
                  1300 Terminal Tower
                  Cleveland, OH 44113
                  Telephone:        (216) 781-1212
                  Facsimile:        (216) 575-0911

TELEPHONE NUMBER IF DIFFERENT FROM ABOVE:

                  Not applicable

B.       BUSINESS AND PROPERTIES
         -----------------------

         1.       HISTORICAL OVERVIEW: AMERICAN STONE INDUSTRIES, INC.
                  ---------------------------------------------------

         American Stone Industries, Inc. ("ASI" or "the Company") is a holding company which currently owns interests in two subsidiaries -- American Stone Corporation ("ASC") and Tyrrell Stone Design Company ("Tyrrell").

         The Company was incorporated in the State of Delaware on November 11, 1992 as Viva Designs U.S.A., Inc. The Company at that time was a distributor of a line of jewelry and fragrances. In or about June 1993 the Company discontinued those operations. On December 14, 1993, a certificate of amendment was filed to change the name of the corporation to Viva Medical Sciences Corp. Beginning in 1994 and until a business combination in August 1995, the Company was a distributor of medical equipment in the United States. In conjunction with the 1995 business combination, the medical equipment distributorship business was transferred to a related party. On August 9, 1995, the Articles of Incorporation were amended to effect a change of the corporate name to American Stone Industries, Inc. Concurrent with the business combination, ASI became a holding company which conducts business through its wholly-owned subsidiaries, ASC and Tyrrell. ASC purchases and sells stone for use in the building construction industry. Tyrrell provides design services to architects and stone processing centers.

         As of January 1, 1996, ASI (through ASC) owned 89.1% of a limited partnership, Cleveland Quarries, L.P. ("CQ L.P."). In February 1996, ASC acquired virtually all of the operating assets of CQ L.P. (See "Material Developments" and "Related Party Transactions"). CQ L.P. was dissolved effective December 31, 1996.

         2.       ASI'S BUSINESS
                  --------------

         As a holding company, ASI conducts no operations and maintains only a minimal corporate staff (See "Officers and Key Personnel of the Company").

         The Company's operating assets consist of its two subsidiaries (ASC and Tyrrell).

                  A.       AMERICAN STONE CORPORATION
                           --------------------------

                           (1)      INCORPORATION
                                    -------------

         ASC is a Delaware corporation incorporated in 1992. ASC acquired the operating assets of Cleveland Quarries L.P. in February, 1996 and thereafter began operating the 153 year old quarry situated near Amherst, Ohio known as the "Cleveland Sandstone Quarries" (the "Cleveland

Quarries"). Consisting of an estimated 300,000,000 cubic feet of reserve deposits located on over 1,000 acres of ASC owned property, the Cleveland Quarries is generally recognized as one of the World's largest sandstone quarries.

                           (2)      BUSINESS
                                    --------

         ASC is in the business of quarrying and marketing sandstone and management of the Cleveland Quarries operation. ASC also maintains a sales office in Toronto, Ontario, Canada.

         The Cleveland Quarries produce sandstone, which is known in the industry as "Berea Sandstone." Sandstone from the Cleveland Quarries has been utilized throughout Ohio, the United States and Canada in such projects as the John Hancock Building (Boston), Cleveland Post Office (Cleveland), Parliament buildings of Ottawa, Osgoode Hall (Toronto), Buffalo City Hall (Buffalo), Arkansas Bankruptcy Court (Little Rock), Oberlin College Campus Buildings (Oberlin), Osgoode Hall - Law Courts of Upper Canada (Toronto), Hockey Hall of Fame Building (Toronto), Courthouse (Savannah), St. James Cathedral (Toronto), and University of Pennsylvania (Philadelphia), to name just a few, as well as federal buildings, banks, churches and many prestigious private residential dwellings throughout the U.S. and Canada. The most current personal residence of note is Bill Gates' residence in Seattle, Washington.

                           (3)      PROPERTY, PLANT  AND EQUIPMENT
                                    ------------------------------

                                    (I)     PROPERTY:

         ASC owns two (2) separate parcels of land in the Counties of Lorain and Erie, Ohio. The property contains two categories of natural stone: (1) Dimensional Stone, which is defined to be natural stone which is cut to size as specified in architectural designs and primarily used as architectural accents to buildings, although Dimensional Stone is also used for funeral monuments, landscape and ornamental objects; and (2) Construction Stone, which is defined to be natural stone primarily used for glass sand, foundry sand, silicon flour and construction, especially roadways. The property has a total estimated Dimensional Stone reserve of 336 million cubic feet. The parcel in Erie County is in Birmingham Township, and is strictly a quarry operation. Dimensional Stone reserve estimates were projected to be 126 million cubic feet based on a deposit of at least 30 acres indicated by topographic studies. The Birmingham Quarry yields both Gray and Buff Sandstone with a higher compressive strength than that of the quarries located in the main parcel. The main parcel is in Amherst Township (Lorain County) and is the site of numerous quarries, the mills and offices. The main parcel fronts the Ohio State Turnpike approximately twenty minutes west of downtown Cleveland. This property is estimated to contain 210 million cubic feet of Dimensional Stone and 21 million cubic feet of Construction Stone. Many of the quarries on this section of land are currently unused and dormant. The same stone that has been used in thousands of applications around the country is still available for renovation, restoration and expansion of existing buildings. All of the properties have permits for use as quarries and all permits are in good standing. The Birmingham property also contains a supply of natural gas which is leased to a local utility.

                                    (II)    PLANT:

         The following is a list of the main buildings on the property:

MILL #            SIZE S.F.                 YEAR BUILT                 CURRENT USE               FUTURE USE
------            ---------                 ----------                 -----------               ----------

3                 18,175                    1946                       Processing                Processing

6                 45,000                    1923                       Storage                   Gang Sawing

7                 4,490                     1955                       Storage                   Carving

8                 44,165                    1926                       Gang Sawing               Processing

Office &                                                               Office &                  Office &
Showroom          11,305                    1900                       Showroom                  Showroom

                                    (III)   EQUIPMENT:

         ASC's equipment consists of saws, cranes, trucks, tow motors, grinders, stone cutting equipment and haul tools. While some of the equipment is old, most of it is still cost effective and functional and would be expensive to replace.

                           (4)      INDUSTRY STRUCTURE
                                    ------------------

         All natural stone products go through several stages prior to final consumption. The various stages can be defined as follows:

-        Quarrying - extraction of large blocks of stone

- Primary Processing - sawing the large blocks into smaller blocks or large slabs

- Secondary Processing - converting smaller blocks or slabs into finished product

-        Installation - assembling and installing finished product

                                                      Tile
                                                      Patio Stone
                                                      Sills
                                                      Table Tops
BLOCKS   are turned into       SLABS      to make     Step Treads
                                                      Garden Stone
                                                      House Ashlar


                                                      Cut Stone
                                                      Building Stone
                                                      Grindstones
BLOCKS   are turned into   SMALL BLOCKS   to make     Coping
                                                      Breakwater
                                                      Curbing
                                                      Laboratory Samples
                                                      Soaking Pit Linings
                                                      Landscape Pieces


         Companies operate in diverse ways within the industry. They are usually involved in more than one of these disciplines. The operations of companies operating at each end of the spectrum, (i.e. the quarrying and installation) tend to locate geographically. Quarry operations locate where the raw material is found and installers operate in the market in which the finished product is to be installed. The primary processors often locate at or near the quarries. For this reason, the same company is often involved in both the quarry and primary processing segment. Similarly, secondary processors locate at or near the installers' premises and so companies that do installation are also usually capable of secondary processing. It is rare to find a company that operates in all segments of the industry.

         The primary and secondary processing segments are the most mechanized and therefore the most capital intensive. The machinery can be very sophisticated and very expensive. There have been major advancements in quarry technology and these operations are also becoming very capital intensive. These expenses have been a bar to entry into these segments of the industry for many and, for those that have failed to keep up, it has been a factor creating adverse consequences.

         This change is evidenced by a new phenomenon in the industry. Raw blocks of stone are being shipped from North America to processing centers located in Italy, and final product is returned to North America for installation. Transportation is strictly limited to water and road, but the portion of the final product cost attributable to transportation has steadily fallen as the cost of processing has risen. The rising cost of processing has only been offset by the efficiencies of modern machinery. This would suggest that the processing centers can compete internationally, if they are as sophisticated as those in Italy, and benefit from some of the other cost saving elements available to the industry today.

         Even though a large portion of the labor component of the processing has been eliminated, labor continues to be a problem in Italy. The processing segment can benefit even further in an inexpensive labor pool location; however, most third-world or underdeveloped countries offering inexpensive labor pools also lack the sophisticated labor pool that is necessary to maintain and operate the equipment. This is one of the reasons processing centers still locate in countries like Italy, Germany and Japan.

         Another important element in the cost of processing with modern machinery has been a good source of fresh water. This element will become increasingly more important as water jet technology emerges. Because the Cleveland Quarries are located near Lake Erie, ASC is assured access to a continuous source of fresh water.

                           (5)      INDUSTRY PRODUCTION
                                    -------------------

         Based upon an August 1995 report prepared for the Company by Industrial Mineral Facts (the "IMF Report"), the annual world production of raw Dimensional Stone (Quarry stage) is estimated at thirty-four million (34,000,000) metric tonnes or about twelve million six hundred thousand (12,600,000) cubic meters. After primary and secondary processing, the total quantity of finished Dimensional Stone products is approximately twenty million (20,000,000) tonnes (59% yield), representing approximately three hundred seventy million (370,000,000) equivalent square meters. The United States' share of worldwide production of Dimensional Stone is approximately four percent (4%) and is produced by about one hundred sixty (160) companies, operating over two hundred fifty (250) quarries in thirty-five (35) states. The United States and the North American continent, in general, are large importers of finished Dimensional Stone products. In addition, six million (6,000,000) tonnes of ornamental stone are also produced. It is estimated that the Dimensional Stone industry could reach five hundred million (500,000,000) equivalent square meters by the year 2000, a rate of growth of five to six percent (5-6%) annually. Approximately eighty percent (80%) of Dimensional Stone product is used by the building and construction industries, while the remaining twenty percent (20%) is consumed by the funeral monument, landscape and ornamental objects industries.

         Worldwide production and consumption of raw Dimensional Stone, as provided in the IMF Report, are illustrated on the following graph:

                            PRODUCTION / CONSUMPTION

                                  By Country
                                  000 tonnes

Country                       Production                       Consumption
-------                       ----------                       -----------
Italy                           7,500                             8,200
Spain                           3,500                             3,350
China                           2,300                             1,400
Greece                          1,750                             1,700
S. Korea                        1,600                             1,500
India                           1,500                               700
U.S.A.                          1,500                             1,500
Portugal                        1,300                             1,150
Brazil                          1,250                               700
France                          1,250                             1,400
Benelux                           750                               800
S. Africa                         750                               100
Germany                           700                             1,000
Japan                             500                             1,700
Taiwan                            300                             1,350
Others                          8,600                             8,500

 * Production and consumption levels are estimates obtained from a bar graph.

                           (6)      MARKETING STRUCTURE
                                    -------------------

                               QUARRY TO END-USER

                                            ------------------
                                                  Quarry
                                            ------------------

      ------------------                     ------------------
          Processor     --------------------- Primary Processor
      ------------------                     -------------------

      ------------------
         Installer
      ------------------

      ------------------
      General Contractor
      ------------------

      ------------------                     ------------------
          Architect                            Distributor
      ------------------                     ------------------
              ---------------------------------------
                          ------------------
                               Designer
                          ------------------

                          ------------------
                           Purchsing Agent
                          ------------------

                          ------------------
                               End-User
                          ------------------


         The market for Dimensional Stone products is served by many more companies than those involved in production and installation. They include government agencies, distributors, marketing agencies, architectural and engineering firms and designers. The company that has the closest contact with the final consumer is often most responsible for the sale of stone products. These other companies are often more important to the stone producer than the stone itself. The illustration to the right indicates how many layers are potentially between the End-User and the companies involved in the four levels of the stone industry. The additional layers between End-User and Producer require a sophisticated marketing department capable of dealing with these companies. The marketing department may use in-house employees for estimating and drafting functions or form strategic alliances with outside companies that perform these functions.

                           (7)      MARKET SIZE
                                    -----------

                                   [GRAPHIC]

         There are four major geographical
         markets for finished Dimensional Stone
         products:

*        Europe             8,500,000 Tonnes
*        United States      1,200,000 Tonnes
*        Far East           3,500,000 Tonnes
*        Middle East          450,000 Tonnes

Source: IMF Report

                                   [GRAPHIC]


                                  WORLD MARKET
                               Dimensional Stone

United States   6.2%
Europe         43.9%
Middle East     2.3%
Far East       18.1%
Other          29.5%

         Per the IMF Report, these four (4) regions consume at least seventy percent (70%) of the world's production of raw and finished Dimensional Stone products. Outside of Saudi Arabia, the countries with the greatest consumption per capita of Dimensional Stone are Greece, Italy, Spain and Portugal. These four (4) countries, which account for approximately two percent (2%) of the world's population, consume over thirty percent (30%) of all Dimensional Stone products. Per capita consumption in these four (4) countries is four-fold that of Japan and ten-fold that of the United States. In these countries stone products are used both in commercial construction and in housing while, in countries such as Japan and the United States, Dimensional Stone is primarily used in commercial buildings.

         According to the IMF Report, total United States Dimensional Stone consumption reached three billion two hundred million dollars ($3,200,000,000) in 1989. Major market areas in the United States include New York, Dallas, Chicago, Southern California and Florida. In North America, the markets for natural stone are highly dependent on construction activity. While the commercial market continues to form as construction start-ups increase in strategic sectors such as Finance, Technology, Leisure, Healthcare, etc., increasing demand in natural stone products in renovation and restoration work serve to fortify and strengthen burgeoning market demand.

                           (8)      SANDSTONE MARKET
                                    ----------------

         The worldwide market for Dimensional Sandstone products is estimated to be approximately seven hundred thousand (700,000) tonnes, based upon the IMF Report. The United States and Canada produce approximately twenty eight percent (28%) of this total. This figure is high when compared to the overall share of Dimensional Stone of all types which, for the United States and Canada, is only approximately six percent (6%). This is due to the fact that the Northeast portion of the North American Continent contains some of the world's best sandstone deposits and because the product traditionally has been more popular in North America than in other parts of the world. Specific figures including conglomerate are available for the state of Ohio as follows.

         According to the IMF Report, sandstone and conglomerate production was two million fifty-three thousand eight hundred fifty-five (2,053,855) tons in 1993. Total sales were one million nine hundred thirty-three thousand two hundred fifty-nine (1,933,259) tons, of which crushed sandstone and conglomerate accounted for one million eight hundred ninety-four thousand seven hundred sixty-one (1,894,761) tons and Dimensional Stone accounted for thirty-eight thousand four hundred ninety-eight (38,498) tons. Ohio ranks seventh nationally in production of all Dimensional Stone, but ranks first in the production of sandstone Dimensional Stone. Construction Stone is used primarily for glass sand, foundry sand, silica flour, and construction. Dimensional Stone is used primarily for rough construction purposes. Sandstone production in Ohio accounts for six and seven-tenths percent (6.7%) of Ohio's total stone production.

         The following markets are those which management has targeted to pursue after expanding the sales of the Berea Sandstone:

         Building Stone:
         ---------------

                  -  Slabs          -  Curb Strips            -  Ashlar         -  Landscaping
                  -  Sils           -  Benchstone             -  Patio Stone    -  Tile
                  -  Steps          -  Wallstone              -  Cutstone

         Specialty Products:
         -------------------

                  -  Cores (Oil & Gas Research)               -  Grindstones
                  -  Breakwater Stone                         -  Ornamental

         Construction Materials:
         -----------------------

                  -  Crushed Stone                            -  Bank Run / Rip Rap
                  -  Sand

                           (9)      WORKFORCE
                                    ---------

         ASC has approximately fifty (50) employees, of which about forty-five
(45) are hourly. The average hourly wage of the quarry personnel is less than ten dollars ($10.00) per hour. The quarries are situated in geographic regions that have a large labor pool, and management does not believe that securing additional labor will be difficult or expensive.

         In management's opinion, ASC has a positive relationship with its employees.

         There is no collective bargaining agreement in effect and, in the opinion of management, it is unlikely that there will be one within the foreseeable future.

                           (10)     COMPETITION
                                    -----------

         ASC competes in the natural Dimensional Stone market. More specifically, ASC competes against limestones and other sandstones. ASC's two biggest competitors consist of Briar Hill Stone Co. (Glenmont, OH -- about 50 employees) and Indiana Limestone Company (Bedford, IN -- about 50 employees). As a practical matter, when submitting proposals to provide Berea Sandstone to larger commercial sites, ASC is in competition with quarries throughout the United States and abroad.

         ASC intends to compete within this environment utilizing a strategy which embodies the following:

                  - Ownership of one of the largest sandstone reserves in the World, which assures that ASC has access to the raw material;

                  - Access to a large supply of fresh water (Lake Erie) which will assist in the conversion to water jet technology;

                  -        Low cost of raw materials; and

                  - Low cost provider, which is attributable to ASC's access to a large labor pool that is not under contract to a union.

                           (11)     MARKETING BY ASC
                                    ----------------

         The marketing of ASC products from Ohio are primarily done through an in-house sales staff, and all sales staff are paid a salary. Independent agents also market company products and are paid a commission on the selling price. Distributors represent the company, although they deal directly with the customer. They purchase the products from ASC at discounted rates and sell them at a markup.

                           (12)     BUSINESS STRATEGY
                                    -----------------

         ASC intends to expand its current market and financial base through a business strategy that focuses on:

                  - Dedication to the core business of ASC, i.e. the Cleveland Quarries;

                  - Development of ancillary assets, i.e., the sale, lease or joint venture of surplus or nonessential lands; and

                  - Selective acquisition of compatible assets or businesses.

         In addition, ASC intends to secure incremental capital in order to upgrade and modernize its quarry operations as called for over time and to centralize the marketing, administration and business facilities thereby expanding and enhancing these functions as well as the core operations of estimating, drafting and design.

                           (13)     SALES
                                    -----

         ASC accounts for about ninety-five percent (95%) of the revenue of ASI and for about seventy-eight percent (78%) of ASI's assets. The balance of the assets are cash and other liquid assets owned by ASI.

         As of December 31, 1996, ASC's backlog of orders was just under two hundred fifty thousand dollars ($250,000). The company is careful not to generate too large of a backlog of orders in order to assure that commitments can be fulfilled and to avoid supply problems.

                           (14)     INTELLECTUAL PROPERTY/PROPRIETARY RIGHTS
                                    ----------------------------------------

         ASC owns intellectual property (trademarks, trade names, etc.) and does not license any such rights. ASC copyrights its marketing materials, but such copyrights are not deemed to have any significant value in the marketplace.

         Except as noted above, ASC does not own or license any proprietary rights.

                           (15)     REGULATION
                                    ----------

         ASC's operations are subject to a variety of statutes, rules and regulations, including State and local regulations governing mining. ASC is also subject to a variety of regulations, such as OSHA, RCRA, EPA and DOT.

         In the opinion of management, ASC is in compliance with all such regulations.

         If there are material changes in these regulations, the changes could impact the operations of ASC.

                           (16)     MATERIAL DEVELOPMENTS
                                    ---------------------

         For the period 1992-1996, the material events which have impacted ASC are the following:

                  - The acquisition of ASC by ASI on August 8, 1995. As a result of the transaction, TMT Masonry, Ltd., the former parent of ASC, received shares representing approximately fifty-five percent (55%) of the Company's outstanding common stock, thereby effecting a change in control of the Company.

                  - On February 1, 1996, ASC purchased all inventories, real estate, equipment, intangible assets, rights in leases, and all other operational items of Cleveland Quarries, L.P., in exchange for cash, assumption of certain liabilities, and other consideration.

                  - The sale in August, 1996 of twenty-five (25%) of the Common Shares of ASI to Roulston Venture Partners, Ltd., which has provided ASC with working capital and access to a Board of Directors of sophisticated business people.

                  - The manufacturing procedure in the industry has changed drastically since the 1950's. Modern machinery acquired in the last year, technology and methods have greatly reduced the cost of production, but, have also required greater amounts of capital to be employed.

                  - The most positive events for ASC in 1996 were the acquisitions of new personnel and additional capital. Both of these events have allowed the company to increase its production capacity and marketing efforts. As of the fourth quarter of 1996, the company became profitable, and is expected to continue to expand its margin of profitability with greater revenues.

         In or about August 30, 1996, the Company entered into an "Interim Management Agreement" (the "IM Agreement") with numerous Canadian individuals and entities. Pursuant to the IM Agreement, the Company was retained as "co-manager" of Stoklosar Marble Quarries, Limited, an Ontario Canada corporation.

         The IM Agreement was executed in anticipation of the acquisition of Stoklosar by ASI and was intended to permit ASI an opportunity to become familiar with the Stoklosar quarries prior to any acquisition.

         Subsequent to the execution of the IM Agreement, the Company advanced $200,000(US) to defray Stoklosar related expenses during the period September through December 1996. On or about December 18, 1996, the $200,000(US) was repaid together with interest computed at 3.75% per the bond rate in Canada.

         On or about September 9, 1996, the Company (acting through Mr. Glen Gasparini, its President) executed a "Share Purchase Agreement" (the "September 1996 Agreement") with various Canadian individuals and entities. Pursuant to the September 1996 Agreement, the Company was to purchase 100% of the issued and outstanding common shares of two Canadian entities, one of which owned Stoklosar. Mr. Gasparini's father was an investor/creditor of one of the selling parties.

         In October 1996, the Company's Board of Directors declined to ratify the September 1996 Agreement. Accordingly, that transaction did not close. Mr. Gasparini requested and received leave of the Board to pursue this acquisition separately.

         On or about December 11, 1996, Mr. Gasparini and others completed their purchase of the two Canadian entities (including Stoklosar) (hereinafter referred to as the "Final Stoklosar Transaction"). The parties to the Final Stoklosar Transaction agreed that the purchaser of the common shares (a newly formed Ontario corporation identified as "1211769 Ontario, Ltd.") "has assumed all obligations of [ASI] under the Interim Management Agreement...".

         The Company is in the process of negotiating a separate agreement to confirm that it complied fully with the terms of the IM Agreement. Messrs. Gasparini and Costantino have agreed to indemnify, defend and hold harmless the Company from all claims arising out of the IM Agreement.

         At the Annual Meeting of Shareholders held on November 22, 1996, the shareholders adopted a Resolution which authorizes the Company's Board of Directors to effectuate up to a single one for ten reverse stock split of any and all issued and outstanding common shares of the Company. No date has been set for this action; however, it is anticipated that the reverse stock split will occur in the Second Quarter of 1997.

                  B.       TYRRELL STONE DESIGN
                           --------------------

         ASI agreed to acquire Tyrrell in February 1996 and closed the acquisition on May 23, 1996 in exchange for two hundred thousand (200,000) shares of common stock of the Company. It is anticipated that Tyrrell, a wholly owned subsidiary of ASI, will provide sales in Canada as the Canadian leg of the Company.

         Tyrrell provides design drawings to architects and stone processing centers throughout North America. Through this acquisition, ASC intends to expand the scope and magnitude of services which it can offer to customers and become more involved in the design phase of projects, thereby being in a position to suggest the use of Berea Sandstone as part of a project.

         The revenue of Tyrrell is limited to job bills. Tyrrell has four (4) full-time employees. All work is performed in Toronto, Canada. For the twelve
(12) months ending December 31, 1996, Tyrrell's revenue was approximately five percent (5%) of the aggregate revenue of ASC.

         Tyrrell owns no assets (other than desktop computers and other office equipment), intellectual property or proprietary licenses. Competition in the design arena is diversified and intense. As a practical matter, it is not anticipated that Tyrrell will be a significant contributor of revenue for ASC, but the services available through Tyrrell will assist ASC in marketing its products and servicing the needs of its customers.

         3.       FACTORS AFFECTING PROFITABILITY
                  -------------------------------

         As discussed in more detail at "Management's Discussion and Analysis of Certain Relevant Facts," for the past two (2) fiscal years (1995 and 1996), ASI was not profitable. In the opinion of management, the following is a chronological schedule of the events which must or should occur in order for ASI to become profitable:

                                                                   EXPECTED                 DATE OR NUMBER
                                                                   MANNER OF                OF MONTHS WHEN
EVENT OR MILESTONE                                                 OCCURRENCE OR            EXPECTED TO BE
------------------                                                 METHOD OF                ACCOMPLISHED
                                                                   ACHIEVEMENT              --------------
                                                                   -------------

1.       Reduction of cost for electrical                          Negotiation with                7/97
         service due to changeover to                              suppliers
         municipal supply.

                                                                   EXPECTED                 DATE OR NUMBER
                                                                   MANNER OF                OF MONTHS WHEN
EVENT OR MILESTONE                                                 OCCURRENCE OR            EXPECTED TO BE
------------------                                                 METHOD OF                ACCOMPLISHED
                                                                   ACHIEVEMENT              --------------
                                                                   -------------

2.       Introduction of Master Stone                              Individual hired                  4/97
         Carver/Foreman for the No. 3 Mill -
         in which specialty work is performed.

3.       Clear new quarry area - No. 7 quarry.                     Block will be                     4/97
                                                                   easier to access
                                                                   and thus reduce
                                                                   cost of extraction.

4.       Complete set up of distribution yards                     Increase                          5/97
         throughout Ontario and Quebec.                            international
                                                                   sales.  These
                                                                   markets
                                                                   historically use
                                                                   more stone per
                                                                   capita than the
                                                                   United States.

5.       Pursue land development projects.                         This development                  1988-1999
                                                                   would utilize
                                                                   excess property
                                                                   that would not
                                                                   impede core
                                                                   business.

6.       Development of warm weather market i.e.,                  New                               1998-1999
         South West U.S.A. and Pacific Coast.                      Development

                                                                   EXPECTED                 DATE OR NUMBER
                                                                   MANNER OF                OF MONTHS WHEN
EVENT OR MILESTONE                                                 OCCURRENCE OR            EXPECTED TO BE
------------------                                                 METHOD OF                ACCOMPLISHED
                                                                   ACHIEVEMENT              --------------
                                                                   -------------

7.       Winterization of primary sawing facility and
         introduction of 11-6 Diameter Block Saw.                  Enables                  Completed -
                                                                   production to            November 1996
                                                                   proceed through
                                                                   winter months.

                                                                   Allows for
                                                                   Inventory
                                                                   building-up
                                                                   for head
                                                                   start on
                                                                   construction
                                                                   season.

8.       Relocate ASI head office to Quarry location               a) Reduces office                 10/97
         - South Amherst, Ohio from Toronto,                       overhead and
         Canada.                                                   duplication of
                                                                   labor.
                                                                   b) Closer to core
                                                                   business and
                                                                   Company assets.

         In addition, during the period summarized above, ASI will require further operating capital, and the ability of the Company to remain liquid could be impaired. See "Management's Discussion and Analysis of Certain Relevant Factors."

         4.       CASH FLOW/LIQUIDITY
                  -------------------

         The Company does not currently have, and is not expected to have within the next twelve (12) calendar months, any cash flow or liquidity problems. The Company is not in default with respect to any note, loan, lease or other indebtedness or financing agreement. The Company is not subject to any unsatisfied judgments, liens or settlement obligations; however, there are accrued, unpaid and delinquent property taxes which are being brought current pursuant to a five-year payment plan with the applicable County.

         5.       DESCRIPTION OF SECURITIES
                  -------------------------

         ASI is seeking to register, pursuant to Section 12 of the Securities Exchange Act of 1934, the following securities:

         Common Shares ($.001 par value)

                  These shares have:

                  Yes      No

                  [  ]     [X]      Cumulative voting rights
                  [  ]     [X]      Other special voting rights
                  [  ]     [X]      Preemptive rights to purchase in
                                    new issues of shares
                  [  ]     [X]      Preference as to dividends or interest
                  [  ]     [X]      Preference upon liquidation
                  [  ]     [X]      Other special rights or preferences

         These shares are not convertible.

         These shares are not any form of a note or debt, nor are they Preferred Shares.

         There are no restrictions on dividends under loans or other financing agreements to which ASI is a party.

         There are no current assets available for payment of a dividend.

         6.       PRIOR DIVIDENDS, DISTRIBUTIONS OR REDEMPTIONS
                  ---------------------------------------------

         ASI has not paid dividends or made distributions of its stock or redeemed any securities within the past five (5) years.

         7.       OFFICERS AND KEY PERSONNEL OF THE COMPANY
                  -----------------------------------------

         ASI has no full time officer or directors, and the Company does not compensate any of its officers for services rendered.

         CHIEF EXECUTIVE OFFICER:
         ------------------------

                  Name:             Glen Gasparini

                  Title:            President

                  Age:              44

                  Office Street Address:        900 Keele Street
                                                Toronto, Ontario, Canada M6N 3E7

                  Telephone Number:             (416) 653-6111

                  Name of employers, titles and dates of positions held for past five years with summary of job responsibilities:

                  Glen Gasparini, 44, is the President and a Director of the Company. Mr. Gasparini has spent over twenty (20) years in the Dimensional Stone industry, having held a number of senior management positions. His family founded Terrazzo, Mosaic & Tile Company Limited (TMT), Toronto, Ontario in 1930. As a third generation member of the family, Mr. Gasparini rose to become the President of TMT in 1975 and, later, its controlling shareholder. He is the immediate past President of the Terrazzo, Tile and Marble Association of Canada and the immediate past president of the Terrazzo, Tile and Marble Guild of Ontario. He is a founding member and Director of the Terrazzo, Tile and Marble Trade School of Ontario, a member of the negotiating committee for the Terrazzo, Tile and Marble Guild of Ontario Union, and a Trustee of the Welfare, Vacation and Pension Fund for Local 31 of the International Bricklayers and Allied Craftsmen.

                  Education: York University Honours B.A.
                  Major: Political Science.

                  Also a Director of the Company:        [x] Yes      [ ] No

                  Indicate amount of time to be spent on Company
                  matters if less than full time:                 25%
                                                                  ---


         CHIEF OPERATING OFFICER:           Name:   None.
         -----------------------

         CHIEF FINANCIAL OFFICER:
         -----------------------

                  Name:    Enzo Costantino

                  Title:   Treasurer

                  Age:     35

                  Office Street Address:        900 Keele Street
                                                Toronto, Ontario, Canada M6N 3E7

                  Telephone Number:                  (416) 653-6111

                  Name of employers, titles and dates of positions held for past five years with summary of job responsibilities:

                  Enzo Costantino, 35, is Treasurer & Director of the Company. He serves as the Chief Financial Officer of the corporation, having gained experience as the Cost Accounting Manager for Canada Packers and the Controller of Daicon, a large General Contractor. He joined the TMT group in 1994 and has served as Controller of TMT, in addition to his day to day management of the company's financial affairs, which includes the introduction and maintenance of financial and administrative systems and procedures.

                  Education (schools, degrees and dates):

                  Seneca College Accounting & Finance - 1983
                  Pursuing CMA.  5th Level Finalist

                  Also a Director of the Company:           [x] Yes    [ ] No

                  Indicate amount of time to be spent on Company
                  matters if less than full time:                          25%
                                                                           ---


         OTHER KEY PERSONNEL:
         --------------------

                  Name:    David Tyrrell

                  Title:   President, American Stone Corporation

                  Age:     36

                  Office Street Address:   48 Lavender Road
                                           City of York, Ontario, Canada M6N 2B7

                  Telephone Number:        (416) 656-3422

         Name of employers, titles and dates of positions held for past five years with summary of job responsibilities:

                  Tyrrell Stone Design - Owner/Operator 1990 to 1996

                  Owen Sound Ledgerock - Independent Sales Representative 1993
                  - 1996

                  Education (schools, degrees and dates):

                  Drimnagn Castle Christian Brothers School - Graduated 1978

                  Bolton Street College of Technology, Dublin 1978 to 1982 - Civil Engineering Tech.

                  Also a Director of the Company:     [ ] Yes  [X] No

                  Indicate amount of time to be spent on Company
                  matters if less than full time:                       100%
                                                                        ----


         8.       DIRECTORS OF THE COMPANY
                  ------------------------

         There are five (5) Directors of ASI. In addition to Messrs. Gasparini and Costantino as discussed above, the three additional Directors consist of the following:

         DIRECTOR:
         ---------

                  Name:    Thomas H. Roulston, II  (Chairman of the Board)
                           ------------------

                  Age:     63

                  Office Street Address: 4000 Chester Avenue
                                         Cleveland, Ohio 44103

                  Names of employers, titles and dates of positions held for past five years with a summary of job responsibilities:

                  Roulston & Company, Inc., an Investment Advisory Firm. Founder of the firm in 1963 and has served as Chairman since 1990. Mr. Roulston is an active investor serving as a Director of a number of companies in a variety of industries.

                  Education (schools, degrees and dates):
                  AB from Dartmouth College

         DIRECTOR:
         ---------

                  Name:    Michael J. Meier (Secretary)
                           ----------------

                  Age:     42

                  Office Street Address:     1111 Chester Avenue, Suite 750
                                             Cleveland, Ohio 44114-3516

                  Names of employers, titles and dates of positions held for past five years with a summary of job responsibilities:

                  Michael Meier joined Defiance, Inc. in 1988 as Corporate Controller, and was named to his current position as Vice President and Chief Financial Officer in 1990. Prior to joining Defiance, he spent several years in public accounting at a regional CPA firm and his own practice in Fort Wayne, Indiana. He also spent several years in industry as a plant and divisional controller for North American Van Lines in Fort Wayne and Midas International Corporation in Chicago.

                  Education (schools, degrees, dates):

                  Mr. Meier is a 1975 honors graduate of Western Michigan University, where he received his degree in accounting and mathematics. Mr. Meier also holds certifications as both a CPA and a CMA.

         DIRECTOR:
         ---------

                  Name:    Timothy  Panzica
                           ----------------

                  Age:     41

                  Office Street Address:     735 Beta Drive
                                             Mayfield Village, Ohio 44143

                  Names of employers, titles and dates of positions held for past five years with a summary of job responsibilities:

                  Panzica Construction Company - Executive Vice President Administrative - 30%/Project Management - 70%

                  Education (schools, degrees, dates):

                  University of Notre Dame B.S.               1977
                  The Ohio State University D.D.S.            1980

         9.       OTHER INFORMATION REGARDING OFFICERS/DIRECTORS
                  ----------------------------------------------
                  AND KEY PERSONNEL
                  -----------------

         The following Officers/Directors or Key Personnel have worked or managed a company (including a subsidiary or division of a larger enterprise) in the same business as ASI:

                           Glen Gasparini
                           Enzo Costantino

         The Company has utilized historically a variety of other individuals to provide advice and assistance on miscellaneous matters. None of the individuals are currently involved with the Company.

         The Company does not maintain any "key man" insurance.

         10.      BANKRUPTCY/RECEIVERSHIP
                  -----------------------

         No petition under the Bankruptcy Act or any State insolvency law has been filed by or against the Company or its Officers, Directors or other Key Personnel, nor has a receiver, fiscal agent or similar officer been appointed by a court; nor has any partnership, corporation or business association of which any Officer, Director or Key Personnel was an executive officer within the past five years filed petition under the Bankruptcy Act .

         11.      PRINCIPAL OWNERS
                  ----------------

         Based upon information provided by the Company's transfer agent and its officers, Key Personnel and Directors, the principal owners of the Company (i.e. those who have ten percent (10%) or more of the Common Shares) and the outstanding capitalization are as follows:

           AMERICAN STONE INDUSTRY, INC. - COMMON SHAREHOLDER LISTING
                            AS OF: DECEMBER 31, 1996

         Total Securities:                               16,313,628

         Total Restricted:                                8,976,197

         Total Non-Restricted:                            7,337,431

                      PRINCIPAL SHAREHOLDERS (10% OR MORE)

Name:                               TMT MASONRY LTD.

                                    Average                    Percentage of
                                    Price per                  Total Shares
                                    Share   $0.375             Now Held:   25%
                                            ------                         ---

Office Street Address:              900 Keele Street
                                    Toronto, Ontario Canada M6N 3E7

Telephone No:                       (416) 653-6111

Principal Occupation:               Dimensional Stone Industry.

Name:                               ROULSTON VENTURES, LTD.

                                    Average                    Percentage of
                                    Price per                  Total Shares
                                    Share:    $0.375           Now Held:  25%
                                              ------                      ---

Office Street Address:              4000 Chester Avenue
                                    Cleveland, Ohio 44103

Telephone No:                       (216) 431-3841

Principal Occupation:               Investments

Name:                               CEDE & CO.

                                    Average                    Percentage of
                                    Price per                  Total Shares
                                    Share:  N/A                Now Held:  12%
                                            ---                           ---

Office Street Address:              Box 20
                                    Bowling Green Station
                                    New York, N.Y.  10004

Principal Occupation:               Stock Depositing Firm

         12.      SHARES BENEFICIALLY OWNED BY OFFICERS/DIRECTORS
                  -----------------------------------------------

         The Officers and Directors of ASI, as a Group, own the following shares beneficially:

                           Number of Shares Outstanding:              16,313,628
                           Number of Shares Held Beneficially by
                              Officers/Directors:                      8,041,700

         13.      MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND
                  ------------------------------------------
                  REMUNERATION
                  ------------

                  A.       LOANS.
                           -----

         The Company has not made any loans to any Officers, Key Personnel or Directors. No Officer, Director or Key Personnel has guaranteed any loan or bank debt of ASI.

                  B.       RELATED PARTY TRANSACTIONS.
                           --------------------------

                            (1) In 1996, ASI's President (Mr. Glen Gasparini)
recommended that ASI acquire two Canadian entities. When the Board declined to pursue the transaction to concentrate their efforts in the United States, Messrs. Gasparini and Costantino pursued the acquisition individually with the Board's approval. The Company has received appropriate indemnifications that ASI is not a party to and has no responsibility for or out of the proposal and acquisition by Messrs. Gasparini and Costantino.

                            (2) In 1996, ASI purchased from David Tyrrell all of
the issued and outstanding Common Shares of Tyrrell Stone Design, Ltd., an Ontario corporation. In consideration of this transaction, ASI paid Mr. Tyrrell and agreed to employ him as President of ASI. Pursuant to the terms of his employment agreement, Mr. Tyrrell was given a base salary of ninety-six thousand dollars ($96,000) (CDN).

                            (3) Terrazzo, Mosaic & Tile Company Limited, a
company which is controlled by Glen Gasparini, advanced twenty-nine thousand dollars ($29,000) in January 1996 to ASI. The debt was converted to stock and Terrazzo, Mosaic & Tile received one hundred sixteen thousand (116,000) shares in exchange for the debt.

                            (4) Terrazzo, Mosaic & Tile Company Limited was owed
interest for an amount it had advanced of seven hundred forty-eight thousand three hundred forty-five dollars ($748,345). The interest payment of sixteen thousand dollars ($16,000) covered the period from February 22, 1996 to August 28, 1996. On August 28, 1996, seven hundred forty-eight thousand three hundred forty-five dollars ($748,345) of this loan payable was converted to capital.

                            (5) Terrazzo, Mosaic & Tile Company Limited received
from ASI, twenty-two thousand two hundred thirty-three dollars ($22,233) for reimbursement of office expense, stationery and other business supplies.

                            (6) In February, 1996, the Company began utilizing
office space of an affiliated company for seven hundred dollars ($700 - CDN) per month on a month-to-month basis.

                            (7) Amherst Quarries, Inc. owns approximately two
hundred (200) acres adjacent to lands currently held by ASI. The ownership of Amherst Quarries is ninety percent (90%) TMT Masonry, which is also owned by Glen Gasparini, and ten percent (10%) Walter Molnar.

                            (8) During the years ended December 31, 1995 and
1996, the Company purchased stone from its unconsolidated subsidiary, Cleveland Quarries, L.P. and paid for expenses such as stationary and business supplies through its former parent company, TMT Masonry, Ltd. At December 31, 1995 and 1996, accounts payable to the same affiliates totaled nine thousand seven hundred thirty-five dollars ($9,735.00) and ten thousand two hundred two dollars ($10,202.00), respectively. Such payables are expected to be satisfied in the normal course of business.

                            (9) In February, 1996, ASC purchased the operating
assets of Cleveland Quarries, L.P., which was owned eighty-nine and one-tenth percent (89.1%) by ASC. See "Mutual Developments." (For a discussion of the "Stoklosar" transaction, see "Material Developments.")

                  C.       STOCK OPTIONS.
                           -------------

         The Company has granted stock options to Directors, selected Key Personnel, and others. Many of the options have expired. At this time, the outstanding options are as follows:

         NAME                       NUMBER OF                 EXERCISE                  EXPIRATION
         ----                       ---------                 --------                  ----------
                                    SHARES                    PRICE                     DATE
                                    ------                    -----                     ----

Glen Gasparini*                     100,000                   $0.75                     October 31, 1997
Enzo Costantino*                    100,000                   $0.75                     October 31, 1997
Carlo Onarti                        100,000                   $0.75                     October 20, 1997
Suncrest Management                 250,000                   $0.25                     August 8, 1998
David Tyrrell*                      250,000                   $0.50                     February 18, 2000

         *Current Officer, Director, or Key Personnel

         The total number of shares subject to issuance under outstanding stock options or purchase agreements is eight hundred thousand (800,000) Common Shares, which is equal to four and nine-tenths percent (4.9%) of the total number of shares outstanding, assuming conversion or exercise of all options or purchase agreements.

         The Shareholders have not approved any of these options and are not required to approve any future stock purchase agreement, stock option, warrant or rights agreement.

                  D.       REMUNERATION
                           ------------

         The following table schedules the remuneration to ASI Officers, Directors and Key Personnel for the past fiscal year:

                                                     CASH
                                                     ----
PERSON                     TITLE                     COMPENSATION               OTHER
------                     -----                     ------------               -----

Thomas H. Roulston, II     Chairman of the
                           Board and Director        $0.00                      None

Glen Gasparini             President, CEO and
                           Director                  $0.00                      None

Enzo Costantino            Treasurer and Director    $0.00                      None

Michael J. Meier           Secretary and Director    $0.00                      None

Timothy I. Panzica         Director                  $0.00                      None

David Tyrrell              President ("ASC")         $96,000  (CDN)             $6,000 (CDN) - car allowance
                                                     --------                   ------       (see N.1 below as well)

Total:                                               $96,000  (CDN)             $6,000
                                                     =======                    ======

Note 1: Mr. Tyrrell is also entitled through his Employment Agreement to a bonus based on Net Income of ASC adjusted for depreciation and other factors, computed as follows:

         a) Five percent (5%) of the first one million dollars ($1,000,000) of adjusted Net Income per fiscal year;

         b) Four percent (4%) of the second one million dollars ($1,000,000) of adjusted Net Income per fiscal year;

         c) Three percent (3%) of the third one million dollars ($1,000,000) of adjusted Net Income per fiscal year;

         d) Two percent (2%) of the fourth one million dollars ($1,000,000) of adjusted Net Income per fiscal year;

         e) One percent (1%) of all adjusted Net Income in excess of four million dollars ($4,000,000) earned during a fiscal year.

         As of December 31, 1996, Mr. Tyrrell was entitled to a bonus of approximately three thousand three hundred dollars ($3,300).

                  E.       PERSONNEL RELIANCE.
                           ------------------

          The Company's business is not dependent upon the services of any single individual or group.

         14.      LITIGATION
                  ----------

         The Company is not currently a party to any litigation. At this time, there is no pending or threatened litigation.

         15.      MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT
                  --------------------------------------------------------
                  FACTORS
                  -------

                  A.        CAUSES FOR LOSSES FROM OPERATIONS
                            ---------------------------------
         For the fiscal year ending December 31, 1995, the Company incurred a loss of one hundred forty-nine thousand six hundred eighty dollars ($149,680). For the fiscal year ending December 31, 1996, the loss was two hundred thirty thousand four hundred seven dollars ($230,407). The underlying causes for losses from operations and the steps that have been and will be taken to address these causes are as follows:

         CAUSES FOR 1995 LOSS -

                  - ASI's disposition of the medical business and acquisition of ASC; and

                  - ASC was a holding company in 1995 and had no source of revenue from quarry operations.

         CAUSES FOR 1996 LOSS -

                  - ASI activities included the acquisition of Tyrrell Stone Design, Inc. and an active search for an equity investment in ASI. Both of these functions caused the company to spend money on legal and accounting fees (some of which were capitalized), that would not have otherwise been spent during the year, and will not be required in future years;

                  - In addition, there were consulting fees incurred in the process which will not be necessary in the future. The total was approximately one hundred fifty thousand dollars ($150,000) and there were investor relations fees, such as mailing, couriers and consulting expenses, which were more than normal due to the need for the Company to explain to its existing and potential shareholders the full extent of the changes to the Company. ASI had no revenues to offset these expenses;

                  - ASI had a debt of approximately seven hundred fifty thousand dollars ($750,000) during most of 1996 and paid interest of approximately seven and one-half percent (7.5%). This debt was eliminated in September 1996;

                  -        ASC became an operating company in February, 1996.
                           ASC also acquired the assets of Cleveland Quarries L.P. and the purchase costs of these assets were capitalized, but, for all intents and purposes, ASC was operating in a startup mode for most of the year;

                  - Many new employees were hired and much of the labor expenses went into activities required to start up the operation. These activities included repairs, maintenance, equipment installation, training and administration. The Primary mill, Fabrication shop, Office and Crushing operation were all completely overhauled; and

                  - ASC also had an outstanding mortgage of approximately five hundred thousand dollars ($500,000) which was paid off in September 1996, which added to the interest expense. The proceeds for loan repayment were derived from the sale of four million (4,000,000) shares of Common Stock for one million five hundred thousand dollars ($1,500,000).

         Revenues were at a level that would only provide a modest profit in any year. Even with the decrease in expenses for 1997 it will be necessary for sales to increase in order to be profitable. Many of the steps detailed earlier in this document have been taken to increase sales in 1997. Sales and marketing efforts have been stepped up, and new agents and distributors have been added. Inventory levels have increased, employees have been hired and trained, new equipment has been installed, and capacity has increased dramatically. The plant has been winterized for year-round operation. The Quarry crew has doubled a new section of Quarry 7 and is prepared for use in 1997.

                  B.       TRENDS IN HISTORICAL OPERATING RESULTS
                           --------------------------------------

         The Company's current Officers, Directors, Key Personnel and Management have limited experience with respect to ASI and ASC and, therefore, are not in a position to comment upon historical operating results prior to 1995. On the basis of their limited experience with ASI and ASC and drawing upon their experience in the industry, management has identified the following trends:

                  - The operations in Amherst, Ohio have recently been below a break-even level. The plant, property, and equipment were too large and too old to be sustained and operated at the recent sales levels. This was the result of an ever declining use of natural stone in the building industry from the 1950's to the 1980's. Ownership lacked interest and allowed the facilities and employees to fall behind to become run-down, thereby hurting production; and

                  - Cleveland Quarries has produced stone for public buildings, churches, schools and prestigious homes since 1869. Many of these structures are still in existence today and the possibility of sales for renovations exist.

         With respect to the industry (in general) and ASI/ASC (in particular), management has identified the following changes in the underlying economics of the business which, in the opinion of management, will have significant impact (either favorable or adverse) upon the Company's operating results for the next twelve (12) months.

                  - Because it is not as structured as most industries in North America, the stone industry has been difficult to evaluate. While there has certainly been a feeling of optimism at a recent trade show, there is some question as to what will come from this confidence;

                  - According to Stone World Magazine's most recent market study, which revealed an overwhelming sentiment of optimism, the result will be increased investment in equipment, facilities and personnel in the stone industry;

                  - The survey, which was completed primarily by fabricators, showed a positive outlook for the short-term, as well as for the long-term. Of those polled, eighty four and nine-tenths percent (84.9%) expected the stone market to increase in 1997 and eighty-six percent (86%) expected an increase over the next five (5) to ten (10) years. Only one and six-tenths percent (1.6%) expected a decrease in 1997, and two and nine-tenths percent ( 2.9%) predicted a decline over the next five (5) to ten
                           (10) years. The remainder of those surveyed expected the market to stay the same;

                  - Many of the respondents who predicted an increase believe that it will be fairly significant. Around eighty percent (80%) forecast an increase of over six percent (6%) - for the short-term as well as the long-term - and over half believe the increase will be more than fifteen percent (15%) over the next five
                           (5) to ten (10) years;

                  - A stronger economy and increased demand for stone is predicted by some to result in better exposure for natural stone and increased consumer awareness;

                  - A number of fabricators mentioned the residential market as a reason for increased optimism;

                  - Many people pointed to the increased use of stone for kitchen countertops;

                  - Even on the commercial end, there is a feeling that stone use will increase. A number of respondents cited the amount of bids they have received for commercial construction projects;

                  - Lower interest rates and a cyclical upswing of the economy are factors that will increase commercial construction;

                  - Those who predicted no change in the market cited increased competition and overbuilding in the 1980's; and

                  - The few respondents predicting a decline pointed to specific factors, such as increases in fixed costs and the minimum wage as a concern.

                                   [GRAPHIC]

Increase            84.9%
Decrease             1.6%
Stay the Same       13.6%



          Source: "What do stone producers expect for the stone market in 1997?"
                                                         Stone World, January/97

The anticipated impact of these changes will be:

                  - The use of natural stone in the building industry has come back significantly. Bigger, more expensive housing and high-end commercial buildings, such as resorts and financial institutions, have made greater use of natural stone, which has led to greater demand for a product that was once widely used. This trend and the fact that ASC, together with Tyrrell Stone Design, can provide a full-service stone supply to the industry should bode well for the Company; and

                  - Management believes these changes will allow the Company to increase sales and production and be profitable in 1997. The break-even level of sales was surpassed in 1996 and, with many of the startup costs out of the way, management believes 1997 should prove to be profitable. The Company plans to fully utilize the new capacity of the plant prior to adding more capacity through the purchase and installation of new equipment. There is currently excess plant capacity.

         C.       GROSS MARGIN
                  ------------

         With respect to its product sales in the past fiscal year, the Company's gross profit margin (as a percentage of sales) is about thirty-nine percent (39%). This margin is expected to continue in the next fiscal year.

         D.       FOREIGN/GOVERNMENT SALES
                  ------------------------

         Foreign sales (which are exclusively in Canada) as a percent of total sales for the past fiscal year were ten percent (10%). Domestic government sales, as a percent of total sales, for the past fiscal year were ninety percent (90%).

         These sales are expected to be sustained in the upcoming fiscal year.





                           [INTENTIONALLY LEFT BLANK]

                                     PART II
                                     -------

ITEM 1.           MARKET PRICE OF AND DIVIDENDS ON
                  --------------------------------
                  REGISTRANT'S COMMON SHARES AND
                  ------------------------------
                  OTHER SHAREHOLDER MATTERS
                  -------------------------

         The Company's Common Shares are currently traded in the over-the-counter market via "bulletin board" maintained through the National Association of Securities Dealers, Inc. ("NASD"). The trading symbol is "ASTI".

         The Company, through the first half of 1995, was operating under the name Viva Medical Services Corp. as a distributor of medial equipment in the United States. The material range of quotes at that time was:

                           High             Low               Closing           High             Low      Closing
Period                     Bid              Bid                  Bid             Ask             Ask        Ask
------                     ---              ---                  ---             ---             ---        ---

1995
----

First Quarter              8                5                 7.75              9                5.5           9

Second Quarter             5                0.5               5                 5.5              0.8125        5.5

         In August 1995, the assets of Viva Medical Services were transferred to a third party and the corporate name was changed to American Stone Industries, Inc. Concurrent with the name change, ASI became a holding company which conducts business only through its wholly-owned subsidiary, ASC, which purchases and sells stone for use in the building construction industry. The mutual range of quotes for ASI's Common Shares was:

                           High             Low               Closing           High             Low      Closing
Period                     Bid              Bid                Bid               Ask             Ask        Ask
------                     ---              ---                ---               ---             ---        ---

1995
----

Third Quarter             0.65             0.25              0.65              0.9375           0.550     .9375

Fourth Quarter            1.1875           0.21875           1.1875            1.28125          0.40625  1.28125

1996
----

First Quarter             0.72             0.34375           0.7               0.8              0.4      0.8

Second Quarter            1.125            0.5               1                 1.5              0.625    1.375

Third  Quarter             0.75            0.375             0.71875           0.9375           0.53125  0.9375

Fourth Quarter            0.71875          0.375             0.71875           0.75             0.5      0.75

         No cash dividend has been paid by the Company within the past two (2) fiscal years. The Company's ability to pay dividends is directly related to the Company's future profitability and need for capital to support growth.

ITEM 2:           LEGAL PROCEEDINGS:
                  -----------------

         None.

ITEM 3:           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                  ---------------------------------------------

         In 1996, the Company engaged the accounting firm of Hobe & Lucas to serve as its Auditors and Accountants. This engagement was made as a matter of convenience because the Company intends to relocate its principal place of business from Toronto to Cleveland, Ohio. In addition, the Chairman of the Company's Board of Directors and its major operations are based in or near Cleveland, Ohio and the former accounting firm was headquartered in Wayne, New Jersey. There was no disagreement with the prior accounting firm, nor did that firm resign.

ITEM 4:           RECENT SALES OF UNREGISTERED SECURITIES
                  ---------------------------------------

         The following securities were sold by the Company during the past three
(3) fiscal years without registering the securities pursuant to the Securities Act of 1933:

         DATE              TITLE                              AMOUNT SOLD
         ----              -----                              -----------

         8/96              Private Placement                  4,000,000 Common Shares
                           to Roulston                        for $ 0.375 per share for
                           Ventures, Ltd.                     total proceeds of
                                                              $ 1,500,000

         No underwriter was involved in any transaction. The transaction was made in reliance upon Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D promulgated thereunder.

ITEM 5:           INDEMNIFICATION OF DIRECTORS AND OFFICERS
                  -----------------------------------------

         There is no statute, by-law or charter provision or other arrangement which insures or indemnifies a controlling person, Officer or Director or affects his or her liability in that capacity, with the exception that the Board of Directors has adopted a resolution designating, for purposes of Section 6672 of the Internal Revenue Code, the following individuals as the "responsible persons" who are liable for the collection and disbursement of payroll taxes:
Mr. David Tyrrell and Mr. Enzo Costantino. No other Officer or Director is deemed to be liable for collection of payroll taxes.

                                    PART F/S
                                    --------

         The following pages set forth the Company's Audited Financial Statements for the fiscal years ending December 31, 1995 and December 31, 1996.




                   [BALANCE OF PAGE INTENTIONALLY LEFT BLANK]

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
American Stone Industries, Inc.
Toronto, Canada

We have audited the accompanying consolidated balance sheet of American Stone Industries, Inc. (a subsidiary of TMT Masonry, Ltd.) and subsidiary as of December 31, 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Cleveland Quarries, L.P., an unconsolidated subsidiary. The investment in and advances to Cleveland Quarries, L.P. represents $783,948 of the Company's assets as of December 31, 1995. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, in so far as it relates to the amounts included for Cleveland Quarries, L.P., is based solely on the report of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Stone Industries, Inc. and subsidiary as of December 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Horton & Company
April 3, 1996

                         AMERICAN STONE INDUSTRIES, INC.

                           CONSOLIDATED BALANCE SHEET

                                DECEMBER 31, 1995

                                     ASSETS

Current assets:
         Cash                                                                  $     288
         Accounts receivable                                                      11,794
         Prepaid expenses                                                            100
                                                                               ---------

                  Total current assets                                            12,182
                                                                               ---------

Other assets:
         Goodwill                                                                 38,465
         Organization costs                                                           93
         Advances to unconsolidated subsidiary (Note 3)                          783,948
                                                                               ---------

                                                                                 822,506
                                                                               ---------

                                                                               $ 834,688
                                                                               =========

                        LIABILITIES STOCKHOLDERS' EQUITY

Current liabilities:
         Accounts payable                                                      $  42,649
         Payroll taxes payable                                                    18,354
                                                                               ---------

                  Total current liabilities                                       61,002
                                                                               ---------

         Due to consulting firm (Note 4)                                         132,570
                                                                               ---------

         Stockholders' equity (Notes 2 and 5):
                  Common stock, $.001 par value
                  20 million shares authorized
                  14,591,828 shares issued and outstanding                        14,592
         Additional paid-in capital                                              777,249
         Accumulated deficit                                                    (150,726)
                                                                               ---------

                                                                                 641,115
                                                                               ---------

                                                                               $ 834,688
                                                                               =========

                        See notes to financial statements

                         AMERICAN STONE INDUSTRIES, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995

Sales                                    $  11,112

Cost of goods sold                           9,620
                                         ---------

Gross profit                                 1,492

Selling and administrative expenses        151,172
                                         ---------

Net loss                                 $(149,680)
                                         ---------

Net loss per share                       $   (.014)
                                         =========






                        See notes to financial statements

                         AMERICAN STONE INDUSTRIES, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                 Common Stock
                                                 ------------                 Additional
                                             Issued                           Paid-In           Accumulated
                                             Shares          Par Value        Capital           Deficit

Balance at January 1, 1995, as
restated for reverse acquisition
accounting (Notes 2 and 5)                    8,000,000      $     8,000      $      --         $    (1,046)

Loan from parent reclassified
to additional paid-in capital (Note 5)             --               --            777,249              --

Stock issued in business
combination accounted as a
reverse acquisition (Notes 2 and 5)           6,591,828            6,592             --                --

Net loss                                           --               --               --            (149,680)

                                             14,591,828      $    14,592      $   777,249       $  (150,726)
                                            ===========      ===========      ===========       ===========




                        See notes to financial statements

                        AMERICAN STONE INDUSTRIES, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                      For the year ended December 31, 1995

Net loss                                                                   $(149,680)
                                                                           ---------

Adjustments to reconcile net loss to net cash
         used in operating activities:
                  Amortization expense                                           881
                  Changes in assets and liabilities:
                           Increase in accounts receivable                   (11,694)
                           Increase in prepaid expenses                         (100)
                           Increase in accounts payable                       28,311
                           Increase in amounts due to consulting firm        107,874
                                                                           ---------

                                    Total adjustments                        125,272
                                                                           ---------

                           Net cash used in operating activities             (24,408)
                                                                           ---------

Cash flows from financing activities:
         Proceeds from loan advances                                          24,696
                                                                           ---------

Net increase in cash                                                             288

Cash at beginning of year                                                       --
                                                                           ---------

Cash at end of year                                                        $     288
                                                                           =========


SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

During the year ended December 31, 1995, the Company completed a business combination through the issuance of 8,000,000 shares of its common stock. The business combination was accounted as a reverse acquisition as described in Note 2.

For the year ended December 3l, 1995, the Company reclassified a loan from an affiliated company to additional paid-in capital as described in Note 5.

                        See notes to financial statements

                         AMERICAN STONE INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 1995

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         This summary of significant accounting policies of American Stone Industries, Inc. (a subsidiary of TMT Masonry, Ltd.), (hereinafter "ASI" or the "Company") is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

                  Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

                  History and business activity

         The Company was incorporated in the State of Delaware on November 11, 1992 as Viva Designs U.S.A., Inc. The Company was a distributor of a line of jewelry and fragrances until June 1993 when it discontinued those operations. On December 14, 1993, a certificate of amendment was filed to change the name of the corporation to Viva Medical Sciences Corp. Beginning in 1994 and until the business combination described in
         Note 2, the Company was distributor of medical equipment in the United States. In conjunction with the business combination, the medical equipment distributorship business was transferred to a related party. On August 9, 1995, articles of amendment were filed reflecting a change of the corporate name to American Stone Industries, Inc. Concurrent with the business combination described in Note 2, ASI became a holding company which conducts business only through its wholly owned subsidiary, American Stone Corp. "ASC"). ASC purchases and sells stone for use in the building construction industry.

         American Stone Industries, Inc. is a publicly-held company whose stock is traded on tile OTC Bulletin Board.

         American Stone Corporation is a holding company with an 89.1% ownership interest in Cleveland Quarries, L.P. of Amherst, Ohio. Cleveland Quarries, L.P. (Note 3) is the owner and operator of the Berea Sandstone Quarries which mines stone predominantly for the building stone market with several specialty areas making up the balance.

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                  Principles of consolidation

         Under the accounting rules for a reverse acquisition which were applied to the business combination described in Note 2, the accompanying financial statements include the accounts of American Stone Corporation for the year ended December 31, 1995, and of American Stone Industries, Inc. For the period from the date of the acquisition, August 8, 1995, through December 31, 1995. Significant intercompany transactions and balances have been eliminated in consolidation. The operating results of Cleveland Quarries, L.P. ("CQ") have been accounted on the equity method. With the Company owns a majority interest in CQ, control is vested in the general partner of CQ.

                  Sale of business

         On May 30, 1995, ASI incorporated a wholly-owned subsidiary, VMS Rehab Systems, Inc. ("VMS"). On June 1, 1995, ASI assigned substantially all of its assets to VMS.

         On July 31, 1995, ASI entered into an agreement to sell all of the common stock of VMS to Suncrest Management Services, S.A. ("Suncrest") a related party, in exchange for the cancellation of debt owed to Suncrest. The net book value of the assets transferred approximated the amount of the indebtedness canceled. Suncrest also received an option to purchase up to 250,000 shares of the Company's common stock at $.25 per share. The option expires August 8, 1998.

                  Organization costs

         Organization costs are being amortized on the straight-line method over five years. Amortization expense for the year ended December 31, 1995 is $62. At December 31, 1995, organization costs are net of accumulated amortization of $217.

                  Goodwill

         Goodwill represents the excess of cost over far market value related to be business combination described in Note 2. Goodwill is being amortized on the straight-line method over a twenty your period. Amortization expense for the year ended December 31, 1995 is $819. At December 31, 1995, goodwill is net of accumulated amortization of $819.

                  Concentration of credit risk

         Financial instruments, which potentially subject the Company to concentration of credit risk, principally consist of accounts receivable. The Company's policies do not require collateral to support customer accounts receivables.

         At December 31, 1995, uncollateralized accounts receivable from an individual customer, amount to $11,029.

         During the year ended December 31, 1995, sales to an individual customer totaled $10,470. All of the Company's sales were to Canadian customers.

                  Loss per common share

         Loss per common share is based on the weighted average number of shares outstanding which was 10,763,150 for the year ended December 31, 1995.

2.       BUSINESS COMBINATION

         On August 8, 1995, the Company acquired all of the outstanding capital stock of American Stone Corporation ("ASC"), in exchange for 8,000,000 unregistered shares of its common stock. As a result of the transaction, TMT Masonry, Ltd. ("TMT") the former parent company of ASC received shares representing approximately 55% of the Company's outstanding common stock, thereby effecting a change in control of the Company.

         The acquisition of ASC has been accounted for as a reverse acquisition. Under the accounting rules for a reverse acquisition, ASC is considered the acquiring entity. As a result, historical financial information for periods prior to the date of the transaction are those of ASC. However, the capital structure of ASC has been retroactively restated to reflect the number of shares received by ASC in the acquisition and the Company's par value. Under purchase method accounting, balances and results of operations of the Company have been included in the accompanying consolidated financial statements from the date of the transaction, August 8, 1995. While there were no tangible assets received in the reverse acquisition, the Company assumed liabilities of $32,692. The Company recorded the assets and liabilities (excluding intangibles) at their historical cost basis which was deemed to approximate fair market value. The reverse acquisition is treated as a non-cash transaction since all consideration given was in the form of stock. Proforma results of operations (assuming the business combination had been effected at the beginning of the year ended December 31, 1995) are not presented because ASI became a holding Company concurrent with the business combination. As a result, proforma results of operations for the year ended December 31, 1995 would be no different than the historical statement of operations presented herewith.

3.       ADVANCES TO UNCONSOLIDATED SUBSIDIARY

         ASC has made unsecured, non-interest bearing advances to Cleveland Quarries, L.P. ("CQ"), an unconsolidated subsidiary. While ASC owns an 89.1% limited partnership interest in CQ, the operating results of CQ have been accounted on the equity method since control is vested in the general partner of CQ. The initial investment in CQ was $891 which was reduced to zero in earlier years through recognition of losses by CQ.

         A condensed balance sheet of Cleveland Quarries, L.P. as of December 31, 1995 and a condensed statement of operations for the year then ended are as follows:

                                  BALANCE SHEET

                  Current assets                                   $   317,915

                  Property and equipment, net                        1,341,250

                  Other assets                                          99,259
                                                                    ----------

                                                                    $1,758,424
                                                                    ==========

                  Current liabilities                               $2,343,665

                  Long-term debt, net of current portion                28,432

                  Partners' deficit                                   (613,673)
                                                                    ----------

                                                                    $1,758,424
                                                                    ==========

                             STATEMENT OF OPERATIONS

                  Revenues                                          $1,036,933

                  Cost of sales                                        732,187
                                                                    ----------
                  Gross profit                                         304,746

                  General and administrative expenses                  439,823

                  Interest expense                                     107,241
                                                                    ----------
                  Net loss                                          $ (242,318)
                                                                    ==========

         During February 1996, ASC advanced $773,345 in additional funds to CQ. The proceeds of such advance were utilized to satisfy a note payable to a bank in the amount of $743,466 (Note 8).

         Subsequent to year end, ASC entered into discussions to purchase the assets of CQ. Under the terms of the proposed agreement all amounts advanced to CQ through December 31, 1995 and subsequent to year end would be applied to the purchase price (Note 8).

4.       DUE TO CONSULTING FIRM

         Due to consulting firm represents non-interest bearing amounts to Georgia Capital Corporation ("GCC"). GCC is a stockholder in the Company. In addition, one of the consultants employed by GCC is also a stockholder in the Company. The payable arose from consulting services provided and from non-interest bearing advances made to the Company. During 1996, this payable was satisfied through the issuance of the Company's common stock (Note 8).

5.       STOCKHOLDERS' EQUITY

         As the business combination, described in Note 2 above, has been accounted for as reverse acquisition, the Company has assumed ASI's capital structure (shares outstanding and par value) as of the consummation of August 8, 1995. All capital transactions of ASI prior to the date of the business combination are included in ASI's separate historical financial information.

         On August 8, 1995, the Company issued 8,000,000 shares of unregistered common stock in connection with the reverse acquisition of ASC, bringing the total shares of common stock issued and outstanding immediately subsequent to the transaction to 14,591,828.

         Concurrent with the business combination, TMT agreed to reclassify loans it had made to ASC in the amount of $777,349 to additional paid-in capital.

6.       INCOME TAXES

         Income taxes (credit) consists of the following:

                  Benefit derived from net operating loss carry forward            $ 45,000

                  Provision for valuation allowance of net operating
                    loss carry forward                                              (45,000)
                                                                                   --------
                  Income taxes                                                     $      -
                                                                                   ========

7.       RELATED PARTY TRANSACTIONS

         During the year ended December 31, 1995, the Company utilized office space of its parent, TMT, on a rent-free basis.

         During the year ended December 31, 1995, all of the Company's purchases of stone were from its unconsolidated subsidiary, Cleveland Quarries, L.P. or from its parent company, TMT Masonry, Ltd. At December 31, 1995, accounts payable to the same two affiliates totaled $10,202. Such payables are expected to be satisfied in the ordinary course of business.

8.       SUBSEQUENT EVENTS

         During February 1996, the Company issued 770,000 shares of unrestricted common stock to Georgia Capital Corporation (Note 4) in satisfaction of $192,500 of indebtedness including cash advances made to the Company during 1995 and 1996.

         During February 1996, the Company issued 60,000 shares of unrestricted common stock to consultants in satisfaction of $15,000 payable for consulting services rendered.

         In February 1996, a shareholder who had performed investment banking services for the Company agreed to return 746,197 shares in acknowledgment of having failed to perform such services to the satisfaction of the Company.

         During February 1996, the Company received an advance of $773,345 from TMT. In turn, the funds were advanced to Cleveland Quarries, L.P. ("CQ") which utilized the proceeds to retire a note payable to a bank for $743,466.

         Subsequent to year end, ASC entered into discussions to purchase the assets of Cleveland Quarries, L.P. ("CQ"). Under the term of the proposed agreement, ASC would acquire substantially all of the assets of CQ for $2,100,000. Consideration for the purchase price would include assumption of a mortgage payable in the amount of $498,604 and credit for advances made to CQ totaling $1,528,515.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of American Stone Industries, Inc. and Subsidiaries
Toronto, Canada

         We have audited the consolidated balance sheet of American Stone Industries, Inc. and Subsidiaries as of December 31, 1996, and the related statements of operations, stockholders equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of American Stone Industries, Inc. and Subsidiaries as of December 31, 1995, were audited by other auditors whose report dated April 3, 1996, expressed an unqualified opinion on those statements.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Stone Industries, Inc. and Subsidiaries as of December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                                                    Hobe & Lucas

Independence, Ohio
January 22, 1997

                AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
                ------------------------------------------------
                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------
                           DECEMBER 31, 1996 AND 1995
                           --------------------------

                                     ASSETS

                                                                    1996             1995
                                                                    ----             ----
Current Assets
         Cash                                                   $   967,300       $       288
         Accounts receivable, net allowance for
          doubtful accounts of  $5,479 - 1996 and
          $0 - 1995                                                 232,675            11,794
         Prepaid expenses                                              --                 100
         Inventory                                                  431,810              --
                                                                -----------       -----------
                  Total current assets                            1,631,785            12,182
                                                                -----------       -----------

Property, Plant and Equipment, Net                                2,632,587              --
                                                                -----------       -----------

Other Assets
         Intangibles, Net of amortization                           204,492            38,558
         Restricted cash                                             10,900              --
         Advances to unconsolidated subsidiary                         --             783,948
         Notes receivable                                            39,886              --
         Deposits                                                     1,000              --
                                                                -----------       -----------
                                                                    256,278           822,506
                                                                -----------       -----------
                                                                $ 4,520,650       $   834,688
                                                                -----------       -----------

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
         Notes payable, bank line of credit                     $   600,000       $      --
         Current portion of notes payable                            68,007              --
         Accounts payable                                           373,422            42,649
         Accrued and withheld payroll
           and payroll taxes                                         75,703            18,354
         Accrued liabilities                                        118,014              --
                                                                -----------       -----------
                  Total Current Liabilities                       1,235,146            61,003
                                                                -----------       -----------

Long Term Liabilities
         Notes payable                                               87,463              --
         Due to consulting firm                                        --             132,570
                                                                -----------       -----------
                                                                     87,463           132,570
                                                                -----------       -----------

Stockholders' Equity
         Common stock, $.001 par value
          20 million shares authorized
          16,313,828 - 1996 and 14,591,828 - 1995
          shares issued and outstanding                              16,314            14,592
         Additional paid-in capital                               3,562,860           777,249
         Accumulated deficit                                       (381,133)         (150,726)
                                                                -----------       -----------
                                                                  3,198,041           641,115
                                                                -----------       -----------
                                                                $ 4,520,650       $   834,688
                                                                ===========       ===========

                 See notes to consolidated financial statements

                AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
                ------------------------------------------------
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      -------------------------------------
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                 ----------------------------------------------

                                                    1996              1995
                                                    ----              ----
Sales                                           $ 1,492,407       $    11,112


Cost of goods sold                                  904,566             9,620
                                                -----------       -----------



Gross profit                                        587,841             1,492
                                                -----------       -----------


Selling and administrative expenses                 816,571           151,172
                                                -----------       -----------


Loss from operations                               (228,730)         (149,680)
                                                -----------       -----------
Other Income (Expense)
  Other income                                       60,196              -
  Interest income                                    10,223              -
  Interest expense                                  (65,596)             -
                                                -----------       -----------
                                                      4,823              -
                                                -----------       -----------


Net loss before provision for income taxes         (223,907)         (149,680)

Provision for income taxes                            6,500              -
                                                -----------       -----------


Net loss                                        $  (230,407)      $  (149,680)
                                                ===========       ===========


Net loss per Common Share                       $      (.01)      $      (.01)
                                                ===========       ===========

                 See notes to consolidated financial statements

                AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
                ------------------------------------------------
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 -----------------------------------------------
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                 ----------------------------------------------

                                              Common Stock
                                        -----------------------         Additional                           Total
                                        Issued                           Paid-In       Accumulated        Stockholders'
                                        Shares         Par Value         Capital          Deficit            Equity
                                        ------         ---------         -------          -------            ------

Balance, January 1, 1995,
 restated for reverse acq-
 uisition accounting
 (Notes 2 and 5)                       8,000,000      $     8,000      $       -        $    (1,046)      $     6,954


Loan reclassified to additional
 paid-in-capital                             -                -            777,249              -             777,249


Stock issued in business
 combination accounted as a
 reverse acquisition                   6,591,828            6,592              -                -               6,592


Net Loss                                     -                -                -           (149,680)         (149,680)
                                     -----------      -----------      -----------      -----------       -----------


Balance, December 31, 1995            14,591,828           14,592          777,249         (150,726)          641,115


Additional issue of common
 stock during 1996                     1,722,000            1,722        2,037,266              -           2,038,988


Loan reclassified to additional
 paid-in capital                             -                -            748,345              -             748,345


Net Loss                                     -                -                -           (230,407)         (230,407)
                                     -----------      -----------      -----------      -----------       -----------


Balance, December 31, 1996            16,313,828      $    16,314      $ 3,562,860      $  (381,133)      $ 3,198,041
                                     ===========      ===========      ===========      ===========       ===========







                 See notes to consolidated financial statements

                AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
                ------------------------------------------------
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                 ----------------------------------------------

                                                           1996              1995
                                                           ----              ----

Net Loss                                               $  (230,407)      $  (149,680)

Adjustments to reconcile net loss to
 net cash used in operating activities:
    Depreciation, amortization and depletion                89,603               881
    Changes in assets and liabilities:
       Increase in accounts receivable                    (220,881)          (11,694)
       Increase in inventory                              (255,941)              -
       Increase in payables                                161,480            28,311
       Increase in accrued liabilities                     124,398
       Increase in amounts due to consulting firm              -             107,874
       Other, net                                           (8,759)             (100)
                                                       -----------       -----------
           Total Adjustments                              (110,100)          125,272
                                                       -----------       -----------
       Net Cash Used in Operating Activities              (340,507)          (24,408)
                                                       -----------       -----------
Cash Flows from Investing Activities:
    Proceeds from notes receivable                          62,114               -
    Purchase of property, plant and equipment             (543,526)              -
                                                       -----------       -----------
       Net Cash (Used in) Provided by Investing
         Activities                                       (481,412)              -
                                                       -----------       -----------
Cash Flows from Financing Activities:
    Proceeds from long term debt                           994,763            24,696
    Net borrowings under line of credit
     arrangements                                          600,000               -
    Repayment of long term debt                         (1,305,832)              -
    Proceeds from issuance of common stock               1,500,000               -
                                                       -----------       -----------

       Net Cash Provided by Financing Activities         1,788,931            24,696
                                                       -----------       -----------

Net Increase in Cash                                       967,012               288

Cash at Beginning of Year                                      288               -
                                                       -----------       -----------

Cash at End of Year                                    $   967,300       $       288
                                                       ===========       ===========

Supplemental Disclosure of Cash Flows
 Information:
    Interest paid                                      $    62,000       $       -
    Taxes paid                                         $       -         $       -

                 See notes to consolidated financial statements

                AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
                ------------------------------------------------
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                -------------------------------------------------
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                 ----------------------------------------------

Supplemental disclosures of non-cash investing and financing activities:

During the year ended December 31, 1996, the Company purchased all inventories, real estate, equipment, intangible assets, and all rights in leases, contracts, and all other operational items of Cleveland Quarries, L.P. for $2,320,259 in exchange for cash, assumption of certain liabilities, and other consideration.

During the year ended December 31, 1996 the Company issued 200,000 shares of common stock valued at $160,000 for 100% of the outstanding stock of Tyrrell Stone Design, Ltd.

In 1996 the Company issued 1,522,000 shares of common stock as payment of $1,127,333 of outstanding debt of the Company.

Additionally, in 1996 the Company entered into a capital lease for equipment valued at $145,250.

During the year ended December 31, 1995, the Company completed a business combination through the issuance of 8,000,000 shares of its common stock. The business combination was accounted as a reverse acquisition as described in Note 2.

For the year ended December 31, 1995, the Company reclassified a loan from an affiliated company to additional paid-in capital as described in Note 5.

See notes to consolidated financial statements

                AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
                ------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                           DECEMBER 31, 1996 AND 1995
                           --------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

       This summary of significant accounting policies of American Stone Industries, Inc., (hereinafter "ASI" or the "Company") is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Use of Estimates
----------------

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

History and Business Activity
-----------------------------

       The Company was incorporated in the State of Delaware on November 11, 1992 as Viva Designs U.S.A., Inc. The Company was a distributor of a line of jewelry and fragrances until June 1993 when it discontinued those operations. On December 14, 1993, a certificate of amendment was filed to change the name of the corporation to Viva Medical Sciences Corp. Beginning in 1994 and until the business combination described in Note 2, the Company was distributor of medical equipment in the United States. In conjunction with the business combination, the medical equipment distributorship business was transferred to a related party. On August 9, 1995, articles of amendment were filed reflecting a change of the corporate name to American Stone Industries, Inc. Concurrent with the business combination described in Note 2, ASI became a holding company which conducts business only through its wholly-owned subsidiary, American Stone Corp. ("ASC"). ASC purchases and sells stone for use in the building construction industry.

       American Stone Industries, Inc. is a publicly-held company whose stock is traded on the OTC Bulletin Board.

       American Stone Corporation was a holding company with an 89.1% ownership interest in Cleveland Quarries, L.P. of Amherst, Ohio. Cleveland Quarries, L.P. (Note 3) was the owner and operator of the Berea Sandstone Quarries which mines stone predominantly for the building stone market with several specialty areas making up the balance.

       As described in Note 2, on February 1, 1996 ASC purchased all inventories, real estate, equipment, intangible assets, and all rights in leases, contracts, and all other operational items of Cleveland Quarries L.P. and began operating the Berea Sandstone Quarries. At that point, Cleveland Quarries, L.P. ceased operations and liquidated.

       On May 23, 1996, the Company acquired all of the outstanding shares of Tyrrell Stone Design, Ltd. (a Canadian company providing design drawings to architects) in exchange for 200,000 shares of common stock.

                AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
                ------------------------------------------------
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             ------------------------------------------------------
                           DECEMBER 31, 1996 AND 1995
                           --------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
---------------------------------------------------------------

Property, Plant and Equipment - At Cost
---------------------------------------

       Property, plant and equipment at December 31, 1996 consisted of:

       Land                                                      $  440,544
       Buildings                                                  1,033,806
       Equipment                                                  1,209,169
       Computers                                                     14,100
       Leasehold improvements                                        15,346
       Vehicle                                                        2,500
                                                                -----------
                                                                  2,715,465

       Less:  Accumulated depreciation                               82,878
                                                                -----------
       Net property, plant and equipment                         $2,632,587
                                                                ===========

       Depletion is being calculated based on management's estimate of sandstone reserves. There is no engineer's estimate available of such reserves. Depletion amounted to $700 for the year ended December 31, 1996.

       The cost of depreciable property is being depreciated over the estimated useful lives of the assets using the straight-line method for financial reporting. Depreciation expense was $82,878 for the year ended December 31, 1996.

       Routine maintenance and repairs are charged to operations when incurred. Expenditures which materially increase value or extend lives are capitalized.

Principles of Consolidation
---------------------------

       Under the accounting rules for a reverse acquisition which were applied to the business combination described in Note 2, the accompanying financial statements include the accounts of American Stone Corporation for the year ended December 31, 1996 and the period from the date of the acquisition, August 8, 1995, through December 31, 1995 and of Tyrrell Stone Design, Ltd. for the period from the date of acquisition, May 23, 1996, through December 31, 1996. Significant intercompany transactions have been eliminated in consolidation. The operating results of Cleveland Quarries, L.P. ("CQ") had been accounted on the equity method. While the Company owned a majority interest in CQ, control was vested in the general partner of CQ.

                AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
                ------------------------------------------------
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             ------------------------------------------------------
                           DECEMBER 31, 1996 AND 1995
                           --------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
---------------------------------------------------------------

Sale of Business
----------------

       On May 30, 1995, ASI incorporated a wholly-owned subsidiary, VMS Rehab Systems, Inc. ("VMS"). On June 1, 1995, ASI assigned substantially all of its assets to VMS.

       On July 31, 1995, ASI entered into an agreement to sell all of the common stock of VMS to Suncrest Management Services, S.A. ("Suncrest") a related party in exchange for the cancellation of debt owed to Suncrest. The net book value of the assets transferred approximate the amount of the indebtedness canceled. Suncrest also received an option to purchase up to 250,000 shares of the Company's common stock at $.25 per share. The option expires August 8, 1998.

Intangibles
-----------

       Goodwill represents the excess of cost over fair market value related to the business combinations described in Note 2. Goodwill is being amortized on the straight-line method over a twenty and thirty year period. Other intangible assets, including trademarks are amortized over their economic lives. Amortization expense for the year ended December 31, 1996 and 1995 is $6,025 and $881, respectively. At December 31, 1996 and 1995, intangibles are net of accumulated amortization of $7,061 and $1,036, respectively.

Concentration of Credit Risk
----------------------------

       Financial instruments, which potentially subject the Company to concentration of credit risk, principally consist of accounts receivable. The Company's policies do not require collateral to support customer accounts receivables.

Loss Per Common Share
---------------------

       Loss per common share is based on the weighted average number of shares outstanding which was 15,709,213 and 10,763,150 for the years ended December 31, 1996 and 1995, respectively.

       The exercise of stock options do not result in material dilution.

Inventory
---------

       The inventories which consist of sandstone are stated at the lower of first-in, first-out (FIFO) cost or market.

Restricted Cash
---------------

       The Company's certificates of deposit are assigned to the Ohio Department of Natural Resources Division of Reclamation.

                AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
                ------------------------------------------------
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             ------------------------------------------------------
                           DECEMBER 31, 1996 AND 1995
                           --------------------------

NOTE 2 - BUSINESS COMBINATION AND ACQUISITIONS
----------------------------------------------

       On August 8, 1995, the Company acquired all of the outstanding capital stock of American Stone Corporation ("ASC"), in exchange for 8,000,000 unregistered shares of its common stock. As a result of the transaction, TMT Masonry, Ltd. ("TMT") the former parent company of ASC received shares representing approximately 55% of the Company's outstanding common stock, thereby effecting a change in control of the Company.

       The acquisition of ASC has been accounted for as a reverse acquisition. Under the accounting rules for a reverse acquisition, ASC is considered the acquiring entity. As a result, historical financial information for periods prior to the date of the transaction are those of ASC. However, the capital structure of ASC has been retroactively restated to reflect the number of shares received by ASC in the acquisition and the Company's par value. Under purchase method accounting, balances and results of operations of the Company have been included in the accompanying consolidated financial statements from the date of the transaction, August 8, 1995. While there were no tangible assets received in the reverse acquisition, the Company assumed liabilities of $32,692. The Company recorded the assets and liabilities (excluding intangibles) at their historical cost basis which was deemed to approximate fair market value. The reverse acquisition is treated as a non-cash transaction since all consideration given was in the form of stock. Proforma results of operations (assuming the business combination had been effected at the beginning of the year ended December 31,
1995) are not presented because ASI became a holding Company concurrent with the business combination. As a result, proforma results of operations for the year ended December 31, 1995 would be no different than the historical statement of operations presented herewith.

       On February 1, 1996 ASC purchased all inventories, real estate, equipment, intangible assets, and all rights in leases, contracts, and all other operational items of Cleveland Quarries, L.P. for $2,320,259 in exchange for cash, assumption of certain liabilities, and other consideration. At that point, Cleveland Quarries, L.P. ceased operations and liquidated.

       On May 23, 1996, the Company acquired all of the outstanding shares of Tyrrell Stone Design, Ltd. (Tyrrell Stone) in exchange for 200,000 shares of common stock. This acquisition was accounted for as a purchase, and as a result, excess cost over fair market value of $156,729 is being amortized over thirty years. Under purchase method accounting, balances and results of operations of the Company have been included in the accompanying consolidated financial statements from the date of the transaction, May 23, 1996. Proforma results of operations (assuming the business combination had been effected at the beginning of the year ended December 31, 1996) are not presented since Tyrrell Stone was incorporated in 1996 and the impact is not material.

                AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
                ------------------------------------------------
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             ------------------------------------------------------
                           DECEMBER 31, 1996 AND 1995
                           --------------------------

NOTE 3 - NOTES RECEIVABLE - EMPLOYEES
-------------------------------------

       7%, secured by real estate mortgage, due in
       monthly installments of $310 including interest,
       final payment due August, 2000                                $  38,716

       Non-interest bearing, unsecured, due in weekly
       installments of $25, final payment due August, 1997               1,170
                                                                     ---------
                                                                     $  39,886
                                                                     =========

NOTE 4 - ADVANCES TO UNCONSOLIDATED SUBSIDIARY
----------------------------------------------

       ASC made unsecured, non-interest bearing advances during 1996 and 1995 to Cleveland Quarries, L.P. ("CQ"), an unconsolidated subsidiary. The net advances were applied toward the purchase price of net assets acquired (Note 2). The initial investment in CQ was $891 which was reduced to zero in earlier years through recognition of losses by CQ.

       A condensed balance sheet of Cleveland Quarries, L.P. as of December 31, 1995 and a condensed statement of operations for the year then ended is as follows:

                                  BALANCE SHEET

                                                                                 1995
                                                                             -----------
Current assets                                                               $   317,915
Property and equipment, net                                                    1,341,250
Other assets                                                                      99,259
                                                                             -----------
                                                                             $ 1,758,424
                                                                             ===========

Current liabilities                                                          $ 2,343,665
Long-term debt, net of current portion                                            28,432
Partners' deficit                                                               (613,673)
                                                                             -----------
                                                                             $ 1,758,424
                                                                             ===========

                             STATEMENT OF OPERATIONS

                                                                                 1995
                                                                             -----------
Revenues                                                                     $ 1,036,933
Cost of sales                                                                    732,187
                                                                             -----------
Gross profit                                                                     304,746
General and administrative expenses                                              439,823
Interest expense                                                                 107,241
                                                                             -----------
Net loss                                                                     $  (242,318)
                                                                             ===========

                AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
                ------------------------------------------------
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             ------------------------------------------------------
                           DECEMBER 31, 1996 AND 1995
                           --------------------------

NOTE 5 - DUE TO CONSULTING FIRM
-------------------------------

       Due to consulting firm represents non-interest bearing amounts to Georgia Capital Corporation ("GCC"). GCC is a stockholder in the Company. During 1996, additional liabilities of $202,381 were incurred. In addition, one of the consultants employed by GCC is also a stockholder in the Company. The payable arose from consulting services provided and from non-interest bearing advances made to the Company. During April and May, 1996, these payables were satisfied through the issuance of 1,346,000 shares of common stock.

NOTE 6 - STOCKHOLDERS' EQUITY
-----------------------------

       As the business combination, described in Note 2 above, has been accounted for as reverse acquisition, the Company has assumed ASI's capital structure (shares outstanding and par value) as of the consummation of August 8, 1995. All capital transactions of ASI prior to the date of the business combination are included in ASI's separate historical financial information.

       On August 8, 1995, the Company issued 8,000,000 shares of unregistered common stock in connection with the reverse acquisition of ASC, bringing the total shares of common stock issued and outstanding immediately subsequent to the transaction to 14,591,828.

       During April and May, 1996, the Company issued 1,346,000 shares of unrestricted common stock to Georgia Capital Corporation in satisfaction of $334,951 of indebtedness including cash advances made to the Company during 1996 and 1995.

       During February, 1996, the Company issued 60,000 shares of unrestricted common stock to consultants in satisfaction of $15,000 payable for consulting services rendered.

       In February, 1996, a shareholder who had performed investment banking services for the Company agreed to return 746,197 shares in acknowledgment of having failed to perform such services to the satisfaction of the Company.

       In May, 1996, the Company issued 116,000 shares of unrestricted common stock to Terrazzo Mosaic & Tile Ltd. in satisfaction of $29,037 of indebtedness of the Company.

       In May, 1996, the Company acquired all of the outstanding shares of Tyrrell Stone Design Ltd. in exchange for 200,000 shares of the Company.

       In August, 1996, TMT Masonry Ltd. returned 4,000,000 shares which were immediately reissued to Roulston Ventures Limited Partnership for $1,500,000.

NOTE 7 - LINE OF CREDIT
-----------------------

       The Company has a line of credit with maximum borrowings of $750,000. The note provides for borrowing with interest payable monthly at a rate equivalent to the bank's prime lending rate (8.25% at December 31, 1996). The debt agreement contains certain restrictive terms and covenants. The Company was in compliance with its covenants at December 31, 1996. The outstanding balance at December 31, 1996 was $600,000.

                AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
                ------------------------------------------------
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             ------------------------------------------------------
                           DECEMBER 31, 1996 AND 1995
                           --------------------------

Ru
NOTE 8 - LONG TERM DEBT
-----------------------

                                                   1996          1995
                                                   ----          ----
9.4%, secured by equipment, payable in
monthly installments of $378 including
interest, final payment due June, 1998           $  6,330      $      -

9.9%, secured by equipment, payable in
monthly installments of $356 including
interest, final payment due January, 1998           4,390             -

12.13%, secured by equipment, payable in
monthly installments of $1,567 including
interest, final payment due July, 1997             10,584             -

8.31%, secured by equipment, payable in
monthly installments of $4,675 including
interest, final payment due September, 1999       134,166             -
                                                 --------      ----------
                                                  155,470             -
Less:  Current Portion                             68,007             -
                                                 --------      ----------
                                                 $ 87,463      $      -
                                                 ========      ==========

       Following is a summary of future maturities of long term debt as of December 31, 1996:

       1997                                     $ 68,007
       1998                                       50,735
       1999                                       36,728
       2000 and thereafter                         -
                                                --------
                                                $155,470
                                                ========

NOTE 9- FAIR VALUE OF FINANCIAL STATEMENTS
------------------------------------------

       The carrying amounts of cash, accounts receivable, accounts payable, and long-term debt approximate the fair value reported in the balance sheet.

                AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
                ------------------------------------------------
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             ------------------------------------------------------
                           DECEMBER 31, 1996 AND 1995
                           --------------------------

NOTE 10 - FINANCIAL REPORTING FOR SEGMENTS OF THE COMPANY
---------------------------------------------------------

       The Company and its subsidiaries operated predominantly in one industry, the design, quarrying and cutting of sandstone primarily used in the construction industry.

       Following is the information regarding the Company's continuing operations by geographic location. Transfers between geographic areas are accounted for on a cost plus profit margin basis.

                                                                             1996             1995
                                                                         -----------       -----------
    Net sales, including geographic transfers
       United States                                                     $ 1,381,406       $    11,112
       Canada                                                                153,583               -
       Geographic transfers                                                  (42,582)              -
                                                                         -----------       -----------
                                                                         $ 1,492,407       $    11,112
                                                                         ===========       ===========

    (Loss) from operations:
       United States                                                     $   (92,222)      $  (149,680)
       Canada                                                               (136,508)              -
                                                                         -----------       -----------
    (Loss) from operations                                                  (228,730)         (149,680)
    Interest expense                                                         (65,596)              -
    Other income (expense)                                                    70,419               -
                                                                         -----------       -----------
    (Loss) from operations before income taxes                           $  (223,907)      $  (149,680)
                                                                         ===========       ===========

    Identifiable assets:
       United States                                                     $ 4,273,209       $   834,688
       Canada                                                                247,441               -
                                                                         -----------       -----------
                                                                         $ 4,520,650       $   834,688
                                                                         ===========       ===========

NOTE 11- INCOME TAXES
---------------------

       Income taxes on continuing operations include the following:
                                                                             1996              1995
                                                                         -----------       -----------
       Canadian:
           Currently payable                                             $     6,500       $       -
           Deferred                                                              -                 -
                                                                         -----------       -----------
               Total                                                     $     6,500       $       -
                                                                         ===========       ===========

                AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
                ------------------------------------------------
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             ------------------------------------------------------
                           DECEMBER 31, 1996 AND 1995
                           --------------------------

NOTE 11 - INCOME TAXES (CONTINUED)
----------------------------------

         A reconciliation of the effective tax rate with the statutory U.S. income tax rate is as follows:

                                                       1996                           1995
                                              -----------------------        ----------------------
                                                                % of                           % of
                                                              Pretax                         Pretax

                                              Amount          Income         Amount          Income
                                              ------          ------         ------          ------

Income taxes per
    statement of income                      $  6,500              3%       $    -              - %
Tax rate differences resulting from:
    Income taxes applicable to
       Canadian income at rate
       different from U.S. rate                (6,500)            (3)%           -              - %
    Loss for financial reporting
       purpose without tax benefit
       (unavailable for carryback
       against prior income taxes paid)       (76,128)           (34)%       (50,891)           (34)%
                                             --------            ---        --------            ---

Income taxes at statutory rate               $(76,128)           (34)%      $(50,891)           (34)%
                                             ========            ===        ========            ===

       For United States tax purposes, the Company has net operating loss carryforwards, expiring primarily in 2010, of approximately $657,000 available to reduce future taxable income. Future United States taxes may also be reduced by a capital loss carryforwards of approximately $59,000 which expire in 2000. Utilization of these carryforwards is contingent upon the Company having sufficient taxable income in the future.

       The Company's deferred tax assets and liabilities at December 31, 1996 and 1995 consist of:

                                                                               1996                     1995
                                                                               ----                     ----
              Deferred tax asset                                            $ 244,000               $  45,000
              Valuation allowance                                            (213,000)                (45,000)
              Deferred tax liability                                          (31,000)                     -
                                                                            ---------               ---------

                                                                            $     -                 $      -
                                                                            =========               =========

       Deferred taxes are provided for temporary differences in deducting expenses for financial statement and tax purposes. The principal source for deferred tax liabilities are different methods for recovering depreciation, and for deferred tax assets are net operating loss and capital loss carryforwards. No deferred taxes are reflected in the balance sheet at December 31, 1996 and 1995 due to a valuation allowance. As of December 31, 1996, the Company recognized an $82,000 increase in the valuation allowance from 1995.

                AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
                ------------------------------------------------
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             ------------------------------------------------------
                           DECEMBER 31, 1996 AND 1995
                           --------------------------

NOTE 12 - RELATED PARTY TRANSACTIONS
------------------------------------

       During the year ended December 31, 1995, the Company utilized office space of its former parent, TMT, on a rent-free basis.

       In February, 1996, the Company began utilizing office space of an affiliated company for $700 per month on a month to month basis.

       During the years ended December 31, 1996 and 1995, the Company purchased stone from its unconsolidated subsidiary, Cleveland Quarries, L.P. and paid for expenses such as stationery and business supplies through its former parent company, TMT Masonry, Ltd. At December 31, 1996 and 1995, accounts payable to the same two affiliates totaled $9,735 and $10,202, respectively. Such payables are expected to be satisfied in the ordinary course of business.

       At December 31, 1996, the Company has outstanding stock options to officers, directors and key personnel totaling 300,000 shares at $75 per share which expire in October, 1997.

                                    PART III
                                    --------

                                    EXHIBITS
                                    --------

(1)    Underwriting Agreement.....................................................Not Applicable

(2)    Charter and By-laws

    A.     Certificate of Incorporation of Viva Designs
       U.S.A. Inc., dated November 13, 1992..............................................Page 65

    B.     Certificate of Amendment of the Certificate of
       Incorporation of Viva Designs U.S.A., Inc.,
       dated March 9, 1993...............................................................Page 68

    C.     Certificate of Amendment of the Certificate of
       Incorporation of Viva Designs U.S.A., Inc.,
       dated December 14, 1993...........................................................Page 70

    D.     Certificate for Renewal and Revival
       of Character, dated May 31, 1994..................................................Page 72

    E.     Certificate of Amendment of the Certificate
       of Incorporation of Viva Medical Sciences
       Corporation, dated August, 1995...................................................Page 74

    F.     By-laws of American Stone Industries, Inc.....................................Page 76

(3)    Instruments Defining the Rights of Security Holders........................Not Applicable

(4)    Subscription Agreement.....................................................Not Applicable

(5)    Voting Trust Agreement.....................................................Not Applicable

(6)    Material Contracts

    A.     Business Loan Agreement between American
       Stone Corporation and First National
       Bank of Ohio, dated September 13, 1996............................................Page 92

    B.     Amendment to Loan Agreement between American
       Stone Corporation and First National Bank of Ohio,
       dated February 26, 1997...........................................................Page 106

    C.     Employment Agreement between American Stone
       Corporation and David Tyrrell, dated February 7, 1996.............................Page 107

    D.     Asset Purchase Agreement between American Stone
       Corporation and Cleveland Quarries L.P.,
       dated February 1, 1996............................................................Page 122

    E.     Amendment to and Restatement of Asset Purchase
       Agreement, dated December 10, 1996................................................Page 139

    F.     Indemnification Agreement between Cleveland
       Quarries, L.P., Slate and Stone Corporation of
       America, and American Stone Corporation,
       dated December 20, 1996...........................................................Page 142

    G.     Share Purchase Agreement between David Tyrrell
       and American Stone Industries, Inc.,
       dated May 22, 1996................................................................Page 145

    H.     Stock Purchase Agreement between American
       Stone Industries, Inc. and Roulston Ventures
       Limited Partnership, dated August 27, 1996........................................Page 165

    I.     Share Purchase Option Agreement between
       TMT Masonry, Ltd., Roulston Ventures Limited
       Partnership, and American Stone Industries, Inc.,.................................Page 196

    J.     Interim Management Agreement between Robert
       Graham Nash, William Purvis Houston, E. Victor
       Artuso, Nicholls Investments, Inc., 237894 Ontario
       Limited, Grenville Aggregate Specialties Limited,
       American Stone Industries, Inc., and American Stone
       Industries, Inc., dated August 30, 1996...........................................Page 203

(7)    Material Foreign Patents....................................................Not Applicable

(8)    Plan of Acquisition, Reorganization, Arrangement,
    Liquidation, or Succession.....................................................Not Applicable

(9)    Escrow Agreements..........................................................Not Applicable

(10)   Consents and Other

    A.     Letter from Horton & Company Consenting
       to the Change in Certifying Accountant,
       dated March 19, 1997.............................................................Page 212

    B.     Letter from Horton & Company, L.L.C.
       Consenting to Incorporation of Independent
       Auditor's Report, dated March 19, 1997 ..........................................Page 213

    C.     Letter from Hobe & Lucas, C.P.A.
       Consenting to Incorporation of Independent
       Auditor's Report, dated March 24, 1997...........................................Page 214

    D.     Subsidiaries of Registrant as of December 31, 1996...........................Page 215